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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                              --------------------

                        Commission File Number: 001-13425

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                                 6500 River Road
                              Richmond, BC, Canada
                                     V6X 4G5
                                 (604) 273 7564
                    (Address of principal executive offices)

                              --------------------

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F [ ]                 Form 40-F [X]

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes [ ]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
================================================================================

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         RITCHIE BROS. AUCTIONEERS INCORPORATED
                                                      (Registrant)



Date: March 16, 2005                     By:       /s/ ROBERT S. ARMSTRONG
                                            ------------------------------------
                                                    Robert S. Armstrong,
                                                     Corporate Secretary

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                                   [PICTURE]

                        [RITCHIE BROS. AUCTIONEERS LOGO]

                               Annual Report 2004

Ritchie Bros, Auctioneers conducts unreserved auctions through our network of over 110 offices, including 29 auction sites, in 25 countries around the world.

We sell a wide range of construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural assets. All items in every Ritchie Bros. auction are sold to the highest bidder without minimum bids or reserve prices.

CONTENTS

To our Fellow Shareholders                       3

The Evolution of Richie Bros.                    8

The Evolution of our Customer Base              16

  Why Buyers Choose Richie Bros.                16

  Why Sellers Choose Richie Bros.               22

The Evolution of an Auction Site                27

Our Plans for Growth in 2005 and Beyond         29

The Ritchie Bros. Auction Process               34

Financial Information                           35

Supplemental Quarterly Data                     57

Selected Financial and Operating Data           58

Shareholder Information                         60

In this annual report, all dollar amounts are stated in United States dollars unless a different currency is indicated.

                            Twenty-Five Year Summary

                               GROSS AUCTION SALES
                            In billions of US dollars

                                  [BAR CHART]

                                     BUYERS
                                  in thousands

                                  [BAR CHART]

                                   CONSIGNORS
                                  in thousands

                                  [BAR CHART]

                                  FROM UPSTART

                                   [PICTURE]

                                TO MARKET LEADER

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                           [EVOLUTION PRONOUNCIATION]

               1. AN UNFOLDING: PROCESS OF DEVELOPMENT OR CHANGE

                           TO OUR FELLOW SHAREHOLDERS

When we look at our organization, we see a company that combines the advantages of being an industry leader with our historic traits of being nimble and entrepreneurial. Said another way, we are somewhere on the evolutionary path between a small company and a large company and we are doing everything we can to enjoy the benefits of both. We are using our ever-increasing scope and global reach to offer an unparalleled level of service to our customers, while at the same time nurturing the culture and guiding principles that have defined us since our first industrial auction in 1963. AS WE CONTINUE TO EVOLVE, WE WILL REMAIN TRUE TO OUR ROOTS and use our dominant market position to the advantage of our customers, employees and shareholders.

In 2004 we sold equipment for more owners and registered more bidders at our auctions than in any prior year. This contributed to gross auction sales growth of 15%. As the largest participant in a highly fragmented marketplace we certainly have the potential to grow at this rate; but the fact that thousands of additional customers are putting their faith in our unreserved auctions each year remains significant because it confirms that we are delivering services that create real value for our customers. We do our utmost to ensure that we don't take our customers for granted. If we didn't have their trust and if we weren't able to provide them with the best net return on the sale of their assets, we wouldn't deserve their business. That's why every Ritchie Bros. employee is focused on providing our customers with the best-run auctions in the world.

We remain committed to the unreserved auction process and to providing the best possible customer service during a time of significant EVOLUTION IN OUR MARKETPLACE. The markets for used trucks and equipment have become increasingly transparent in recent years, thanks in large part to the depth of information available on the internet. Gone are the days when some participants had an information advantage over others. Now, all buyers and sellers are able to access timely, independent and accurate market information. In such an environment, transactions naturally migrate to the most efficient marketplace. In the equipment world, that efficient marketplace is a Ritchie Bros. unreserved auction.

Staying on top of changes in the industry and providing an increasingly valuable service to truck and equipment owners enabled us to achieve SEVERAL MILESTONES IN 2004. Our $63 million Orlando, Florida auction in February was the largest ever in Company history, eclipsing a mark set in 1998 in The Netherlands. In December, our European team reclaimed the record, posting a Euro 51 million ($68 million) sale in Moerdijk, The Netherlands. In fact, teams at eight Ritchie Bros. sale sites held their

                                        3
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                                   [PICTURE]

STATESVILLE, NORTH CAROLINA USA

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

largest ever auctions in 2004. Also during the year, our rbauctionBid-Live internet bidding service (in just its third year of operation) accounted for $200 million of our total gross auction sales. While the vast majority of our customers participate in our auctions by attending and bidding in person, customers using rbauctionBid-Live are now the buyer or runner-up bidder on between 15% and 20% of all lots available for on-line bidding. This service has proven to be a perfect fit with our strategy of using technology to enhance, not replace, our live auctions.

During 2004, we also saw EVOLUTION WITHIN OUR MANAGEMENT TEAM. Peter Blake, having been with the company for 14 years, most recently as CFO, became CEO on November 1. Peter assumed the role from outgoing CEO Dave Ritchie. Dave will of course remain very active in the business and continues to serve as the Chairman of our Board. In addition, two highly qualified independent directors - Eric Patel and Beverley Briscoe - were added, giving our seven-member Board a majority of independent directors. These steps do not signal a change in direction but merely reinforce the Company's desire to be proactive in the important areas of management succession and corporate governance. Dave remains the Company's largest shareholder and his name is still on the door - no matter how much we grow or change, Dave will be there to ensure that we maintain our unique corporate culture and our focus on the customer.

As we head into 2005, we are embarking on an aggressive plan to improve the way we conduct business. We are talking not about a revolution, but rather an EVOLUTION OF OUR BUSINESS PROCESSES. We have given ourselves until the middle of 2007 to put in place more efficient, consistent and scalable processes that will enable us to meet our growth objectives through 2010 and beyond. Some of our processes and systems are excellent, but others need to evolve to keep pace with our planned growth. We refer to this initiative as M07 (short for Mission 2007) and we will keep you posted on our progress.

At the end of the day, even though our business, our team and our processes will continue to evolve, we are still in the business of using unreserved auctions to create an efficient global marketplace for the purchase and sale of industrial assets. As we have grown from an upstart regional auctioneer to a global leader with 110 offices in 25 countries, we have remained true to our core values of integrity, honesty and fairness. WE WORK HARD, WE HAVE FUN AND WE STRIVE TO PROVIDE GREAT SERVICE TO OUR CUSTOMERS. It's our legacy and we are proud of it.

We are also proud of the dedication and commitment demonstrated each day by every member of the Ritchie Bros. family, a family that today includes over 600 full-time employees and thousands of part-time employees. We thank them for their hard work, their "glass is half-full" attitude and their willingness to join us on this evolutionary ride. We also offer our sincere thanks to our fellow shareholders for their support, and to all our customers for choosing Ritchie Bros. Auctioneers.

/s/ David E. Ritchie                            /s/ Peter J. Blake
--------------------                            ------------------
David E. Ritchie                                Peter J. Blake
CHAIRMAN                                        CHIEF EXECUTIVE OFFICER

                                        5

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                                   [PICTURE]

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                                   [PICTURE]

                                                       Moerdijk, The Netherlands

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                         THE EVOLUTION OF RITCHIE BROS.

HOW WE BECAME THE WORLD'S LARGEST AUCTIONEER OF INDUSTRIAL EQUIPMENT

Dedication to our founding principles, including our commitment to the unreserved auction process, has led to a steady evolution over more than 40 years. What started as a small family business in the town of Kelowa, British Columbia is now a public company with more than 110 offices, including 29 auction sites, in 25 countries around the world.

Ritchie Bros. has been able to evolve from a small company operating with a regional focus to a global leader operating around the world by doing what's right - treating our customers fairly and operating to the highest standards of business ethics. Sticking to our principles and focusing on our core business has allowed us to grow consistently over the years, with the result that we now sell more used trucks and equipment than any other organization in the world.

[PICTURE] FROM THREE BROTHERS...

We operate in the massive and highly fragmented industrial equipment market. Even though we are the largest participant, our share of the total used truck and equipment market is probably less than 2%. As our business has matured, we have remained focused on steadily increasing our share of the global industrial equipment market. Our strategy is simple - grow our gross auction sales by developing strong relationships with our customers and by offering those customers the best-run auctions in the world.

OUR MARKET HAS EVOLVED

Part of our success can be attributed to changes in equipment owners' perceptions about the auction industry. Thanks in part to our commitment to ethical business practices, our customers don't view auctions as a method of last resort. Our unreserved auctions are global marketplaces that deliver an efficient market for the exchange of industrial assets.

The internet has had a dramatic impact on our market. It has created transparency and a level playing field; and it has all but eliminated the information advantage that some participants used to have. Equipment owners are now much better informed about equipment values and availability. As the market has become more transparent, buyers and sellers have looked for the most efficient marketplace. And this shift - away from traditional channels towards efficient channels - has benefited Ritchie Bros. Our business is very simple: we provide a marketplace for buyers and sellers to transact business. As the market has become increasingly transparent, transactions have naturally migrated to the most efficient marketplace, meaning that more and more equipment owners have been choosing our auctions. This is a trend that we believe will continue.

                                        8
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[PICTURE]

[PICTURE]

[PICTURE]

[PICTURE]

[PICTURE]
                              ...TO A TEAM OF 600+

[PICTURE]

Byemoor, Alberta Canada

[PICTURE]

[PICTURE]

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

UNRESERVED

ONE THING THAT HAS NOT CHANGED SINCE DAVE AND HIS BROTHERS HELD THEIR FIRST AUCTION IS THE FACT THAT EACH AND EVERY RITCHIE BROS. AUCTION IS UNRESERVED. AT RITCHIE BROS., "UNRESERVED" MEANS THAT THERE ARE NO MINIMUM PRICES - EVERYTHING SELLS TO THE HIGHEST BIDDER ON SALE DAY REGARDLESS OF PRICE. WE DO NOT ALLOW CONSIGNORS TO BUY-BACK, BID-IN OR IN ANY WAY ARTIFICIALLY MANIPULATE THE PRICE OF ASSETS SOLD IN OUR AUCTIONS.

"UNRESERVED" IS ONE OF OUR MOST SIGNIFICANT COMPETITIVE ADVANTAGES. WE MAINTAIN A STEADFAST COMMITMENT TO THIS PROCESS BECAUSE WE BELIEVE THAT AUCTIONS SHOULD BE OPEN AND TRANSPARENT, AND BECAUSE OUR CUSTOMERS DESERVE TO BE TREATED FAIRLY. IN OUR VIEW, THE ONLY AUCTION THAT LIVES UP TO THIS STANDARD IS A TRULY UNRESERVED AUCTION.

BY MAINTAINING OUR POLICY OF CONDUCTING ONLY UNRESERVED AUCTIONS, WE ARE ABLE TO ATTRACT A LARGE AND DIVERSE BIDDING AUDIENCE - AN AVERAGE OF OVER 1,300 BIDDERS FROM ALL OVER THE WORLD PARTICIPATED IN EACH OF OUR INDUSTRIAL AUCTIONS IN 2004. BY ALLOWING THESE BIDDERS TO COMPETE IN AN OPEN AND FAIR AUCTION ENVIRONMENT, WE ARE ABLE TO PROVIDE A GLOBAL MARKETPLACE THAT TRANSCENDS LOCAL MARKET CONDITIONS AND DELIVERS THE BEST POSSIBLE PRICES.

                                       10

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                                   [PICTURE]

                                                     Los Angeles, California USA

MANAGEMENT ADVISORY COMMITTEE

[PICTURE]

Nick Nicholson
Vice President South Central,
Mexico and South America Divisions

Sylvain Touchette
Vice President Eastern Canada Division

Vic Pospiech
Vice President Administration & Human Resources

Rob  Mackay
Executive Vice President

Mike Murray
Vice President Northwest Division

Mike Battistel
Vice President Information Technology,
Chief Information Officer

[PICTURE]

Rob Whitsit
Senior Vice President Southeast and Northeast Divisions

Bob Armstrong
Vice President Finance, Chief Financial Officer,
Corporate Secretary

Dean Siddle
Vice President, Senior Valuation Analyst

Clay Tippett
Vice President Marketing & Customer Relations

Mike Ritchie
Vice President Western Canada Division

Roger Rummel
Senior Vice President

[PICTURE]

Denis Prevost
Vice President National Accounts

Scott Forke
Vice President Central Division

Steve Simpson
Vice President Southwest Division

Peter Blake
Chief Executive Officer

Guylain Turgeon
Managing Director European Operations

Randy Wall
President, Chief Operating Officer

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

OUR AUCTIONS HAVE EVOLVED

We have taken advantage of the internet to add remote bidding to our live industrial auctions. The rbauctionBid-Live service allows our customers to watch our auctions over the internet from anywhere in the world and permits qualified customers to participate - live and in real time - in our unreserved auctions. This system has proven to be a significant competitive advantage for Ritchie Bros. Not only has it increased the size, diversity and multi-national character of our bidding audiences, but the rbauctionBid-Live system also allows our customers to participate in more than one auction at a time, all from the comfort of their office or home. Being able to participate in our live auctions over the internet allows our customers to take less time away from their work. This is a valuable service for our buyers, roughly eighty percent of whom are end users of equipment - contractors for example - who are buying income-producing assets to use in their business. Since launching our internet bidding service, the average number of bidders participating in our industrial auctions has increased from approximately 1,000 bidders to over 1,300 bidders.

                           RBAUCTIONBID-LIVE INTERFACE

                                   [PICTURE]

The vast majority of our bidders still choose to attend our auctions in person; however, the rbauctionBid-Live service and the depth of information available on the rbauction.com website have enabled us to expand our bidding audiences, creating an environment where internet bidders and live bidders compete against each other on a level playing field - this is the best of both worlds for bidders and consignors.

As our auctions have been evolving, and the number of consignments and bidders per auction and the average gross auction sales have all been growing. In part, this is because the success of one auction contributes to the success of the next - a large bidding audience helps us to attract more equipment to the next auction, which attracts more bidders, which attracts more equipment, and so on. In addition, thanks in part to the information available on the rbauction.com website, our auctions now typically increase in size significantly in the weeks leading up to the sale, as potential consignors take note of the depth and selection of trucks and equipment already consigned and decide to consign their equipment so as not to

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

miss out on the opportunity. These are indicators of our positive momentum, which is fueled by both our steadfast commitment to holding only unreserved auctions and our company-wide focus on customer service.

OUR AVERAGE INDUSTRIAL AUCTION -

                                         2 YEAR
                           2004   2002  INCREASE
GROSS AUCTION  SALES       12.0    9.8    22%
(in millions of dollars)

REGISTERED BIDDERS        1,378  1,106    25%

LOTS                      1,215  1,070    14%

CONSIGNORS                  169    148    14%

OUR BUSINESS PROCESSES HAVE EVOLVED

Our auctions have been and will continue to be supported by an infrastructure that enables us to deliver our services efficiently and effectively. To facilitate the size and breadth of our operations, we have developed sophisticated marketing and information technology operations. Yet we are continually refining the way we do things and are always looking for better ways to help our customers. In 2004 we embarked on an ambitious program to completely rethink our business processes with the goal of implementing more efficient, consistent and scalable processes that will allow our business to continue to evolve in the years ahead and accommodate the growth we are expecting. We have labeled the project M07, short for Mission 2007, and our goal is to complete the main components of this initiative by the end of 2007, leaving us with processes and systems that will help us to achieve our objectives, while providing the highest possible level of service to our customers.

OUR TEAM HAS EVOLVED

While we will continue to put considerable energy into the development of industry leading systems and processes, the real strength of our business remains our team of over 600 employees around the world. Included in this number are approximately 200 sales representatives - our Territory and Regional Managers. We have witnessed a significant growth in our sales force over the last ten years, and this growth has been supported by the ongoing training and development of our people, combined with a commitment to recruiting the right people.

The members of our sales team, together with our Customer Service Managers, are critical to our success - they represent the frontline in our ongoing effort to develop strong relationships with our customers. Many of our salespeople come to us with an equipment background, having worked for an equipment or truck dealership, rental company or contractor. They apprentice with an experienced member of our team before taking on their own territory. It can take 24 months or longer for a new Territory Manager to reach the level of productivity that we expect.

Recently, we have also been hiring people who may not have an equipment or sales background but who have post-secondary degrees and are bright, hard working and ambitious. We put these new recruits through a comprehensive training program that exposes them to all aspects of our unique business. The first graduates of this program are now working as Territory Managers in several regions around the world and many are already demonstrating the potential to become future leaders of our company. Adding quality people to our team, giving them the right tools and then helping them up the learning curve is a core part of the continued evolution of our sales force.

Leading this team is a management group that has also been growing and developing in recent years; and 2004 marked a significant step in this process. Dave Ritchie, one of the founding brothers, stepped down from his role as CEO. Peter Blake, our former CFO, took over the role of CEO as part of an organized succession plan. As Ritchie Bros. continues to grow and evolve, we will continue to put significant effort into the training and development of our managers so that the future of our company can be as solid as our past.

Overseeing our succession plans and the overall direction of our company is our Board of Directors. We have always been proud of our corporate governance and in 2004 we completed several initiatives in this area. We now have a majority of independent directors on our Board, with the addition in 2004 of two highly qualified candidates - Eric Patel and Beverley Briscoe. And with Dave Ritchie relinquishing the CEO title, we have separated the Chairman and CEO roles. Also in 2004, we established a fully independent Nominating and Corporate Governance Committee, with responsibility to oversee Ritchie Bros.' corporate governance programs. We also adopted a Code of Business Conduct and Ethics, which applies to all employees, officers and directors. The Code, together with our corporate governance guidelines and other governance materials, is available on the rbauction.com website.

                                       14
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[PICTURE]

[PICTURE]

Moerdijk,The Netherlands
December 1-3, 2004
(euro) 51 Million($68 million)

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                       THE EVOLUTION OF OUR CUSTOMER BASE

Most new customers start their relationship with Ritchie Bros. by registering to bid at one of our auctions. Our experience has shown that once customers start buying at our auctions and realize the value of the service we offer, they are well on their way to becoming consignors. Many of our customers are both buyers and consignors at our auctions - they don't view auctions as either "the place to buy" or "the place to sell", they see our auctions as an efficient marketplace for both buying and selling. We view this as the natural evolution of a Ritchie Bros. customer.

Today, roughly eighty percent of our buyers are end-users of trucks and equipment. Our ability to deliver this global retail marketplace has brought new consignors to our auctions. In recent years we have seen increasing participation in our auctions by large, multi-national companies who want access to the benefits of the Ritchie Bros. method.

An example of this type of consignor is CitiCapital, with whom we recently signed an agreement under which we are the exclusive remarketer for all North American industrial equipment returned to CitiCapital at end-of-lease or upon reposession. As part of our relationship with CitiCapital, they have developed proprietary software that will allow virtually instant credit approval for financing applications made online and at our sites. Both aspects of our relationship with this global leader are positive for Ritchie Bros. and indicative of the market position we have attained.

WHY BUYERS CHOOSE RITCHIE BROS.

There are many places a buyer can go to acquire equipment, yet an increasing number of equipment buyers are coming to our auctions. Why?

- RITCHIE BROS. UNRESERVED AUCTIONS PROVIDE A LEVEL PLAYING FIELD AND A TRANSPARENT MARKET. While some auctioneers openly permit consignors to bid on their own items, or will bid on the equipment themselves to artificially support prices, we strictly prohibit consignors from bidding on their own equipment, either directly or through agents. And Ritchie Bros. does not bid on any of the equipment in our auctions. Our commitment to these principles ensures that Ritchie Bros. auctions create an open and fair market for the exchange of industrial assets.

An appealing aspect of our auctions for buyers is that all bidders participating in Ritchie Bros. auctions compete on an equal basis regardless of their economic strength or negotiating power. They know that the people they are bidding against are legitimate bidders like themselves. As a result, our buyers can always be confident that they are paying fair market value.

- WE GUARANTEE CLEAR TITLE. If we can't deliver clear title, the buyer receives a full refund. Without such a guarantee, buyers run the risk of having their equipment repossessed by the bank that financed the previous owner - something buyers attending other auctions don't think about until it's too late. We commit considerable resources to identifying and coordinating the release of liens before we sell the equipment.

                                       16
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[PICTURE]

Chicago,Illinois USA

[PICTURE] [PICTURE] [PICTURE]

[PICTURE]

Orlando, Florida USA

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                              FROM LAST RESORT...

- ALL THE EQUIPMENT IS MARSHALED IN CENTRAL LOCATIONS. We make it easy for bidders to inspect, test and compare the trucks and equipment in our auctions. We organize our auction yards so that customers can compare similar items and determine the condition and value of the equipment before placing any bids. The market for used income-producing assets is very different from the market for commodities and collectibles. As a result, marshalling the equipment at our auction yards and allowing our customers to "kick the tires" are very valuable features of a Ritchie Bros. auction.

- WE OFFER ONE-STOP SHOPPING. During 2004, the average Ritchie Bros. industrial auction included over 1,200 lots from 169 different consignors, covering a diverse array of truck and equipment categories and manufacturers. At our auctions, an equipment buyer can inspect in one day what might have taken weeks if the equipment were being offered for sale by a number of vendors in various regions or by an auctioneer that didn't provide a central marshalling point for the equipment. A buyer can purchase multiple brands and models of equipment and attachments in one place, on one day, with one invoice - rather than having to negotiate with multiple vendors or travelling to multiple locations. And because many consignors take advantage of our painting and refurbishing services, the equipment typically requires little, if any, additional investment by its new owner before it can be put to work.

Not only does every item sell on sale day to the highest bidder regardless of its price, but once the auctioneer says "SOLD" the negotiations are over. The buyer simply pays Ritchie Bros. and takes possession of the equipment.

This efficient one stop shopping approach addresses the needs of our customers, most of whom are contractors who are willing to spend only a limited amount of time away from their jobsites.

- YOU CAN BID FROM YOUR OFFICE. Customers who are able to satisfy themselves as to the condition and value of a particular piece of equipment, but can't be at the auction site on sale day, can still participate in one of two ways:

      - Our internet bidding service, rbauctionBid-Live, allows qualified bidders to hear the auctioneer, follow the bid and ask numbers and see the item being sold, live and in real-time over the internet. Bidding is as simple as clicking the bid button, which continuously updates to reflect the auctioneer's current asking price. By the end of 2004, over 25,000 customers from 110 countries were registered to use the rbauctionBid-Live service and internet bidders were representing approximately 20% of the registered bidders at our auctions. We sold nearly $200 million worth of trucks and equipment to internet bidders in 2004.

      - Proxy Bids from qualified bidders can be submitted in advance of the auction via our website, via fax, or by calling the sale site directly. Customers placing proxy bids specify the maximum price they are willing to pay for the lots in which they are interested. Proxy bids are introduced into the auction process just as they would have been if the bidders had attended the auction in person. The auctioneer ensures that proxy bidders never pay more than they would have if they had been there to place their own bids on auction day.

                                       18
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                              ... to first choice

                                   [PICTURE]

                           Moerdijk, The Netherlands

                                   [PICTURE]

WHAT DRIVES THE SUPPLY OF EQUIPMENT TO OUR AUCTIONS?

ANALYSTS ESTIMATE THAT THERE IS APPROXIMATELY $1 TRILLION WORTH OF USED EQUIPMENT OF THE TYPE WE SELL IN CIRCULATION WORLDWIDE, AND THAT APPROXIMATELY $100 BILLION OF THAT CHANGES HANDS EACH YEAR. BECAUSE THE OPPORTUNITY AVAILABLE TO US IS SO LARGE AND OUR MARKET SHARE IS RELATIVELY SMALL, WE ARE ABLE TO GROW OUR BUSINESS IN GOOD TIMES AND IN BAD, REGARDLESS OF WHAT IS HAPPENING IN THE BROADER ECONOMY.

ECONOMIC UNCERTAINTY TYPICALLY FUELS THE SUPPLY OF USED EQUIPMENT. SO DO FLEET REALIGNMENTS, FINANCIAL PRESSURE, MERGERS AND ACQUISITIONS, INVENTORY REDUCTIONS, LEASE RETURNS, PROJECT COMPLETIONS AND EVEN RETIREMENTS. AS LONG AS A FEW OF THESE FACTORS ARE AT WORK SOMEWHERE IN THE WORLD, RITCHIE BROS. HAS CUSTOMERS TO CALL ON. SAID ANOTHER WAY, ANY ECONOMIC, POLITICAL OR OTHER FACTOR THAT LEADS TO A DESIRE OR NEED FOR PEOPLE TO BUY OR SELL EQUIPMENT CREATES WORK FOR RITCHIE BROS.

BECAUSE THE USED EQUIPMENT MARKET IS SO LARGE AND BECAUSE THERE ARE SO MANY DIFFERENT DRIVERS INFLUENCING OWNERS' DECISIONS TO SELL, OUR BUSINESS VOLUME AND OUR ABILITY TO GROW ARE NOT DIRECTLY TIED TO ECONOMIC CYCLES.

                                    [PICTURE]

                                                            Denver, Colorado USA

                        FROM LOCAL BIDDING AUDIENCES...

WHY SELLERS CHOOSE RITCHIE BROS.

Thousands of new consignors choose Ritchie Bros. each year because they realize that we can get them higher net proceeds on the sale of their assets than they would be able to achieve by selling through another channel. In a market that is estimated to have in the range of $100 billion in transactions annually, private sales between equipment owners and sales involving equipment dealers and brokers still account for most of the business. However, the equipment market has become more sophisticated in recent years, and an increasing number of sellers are concluding that these traditional channels don't have the ability to access the global retail marketplace and therefore aren't able to get them the best possible price for the sale of their trucks and equipment.

As our business has grown and evolved we have introduced more and more equipment owners around the world to the Ritchie Bros. auction method. Our strategy is simple - continue to chip away at the broader used truck and equipment markets by offering a compelling value proposition to our customers. The increasing transparency in our market helps us to do this.

How does an equipment owner reach the decision to sell his key assets at one of our unreserved auctions? Our business is built on relationships, and our relationships with our customers are paramount. An equipment owner can't do business with us if he doesn't know us; and he won't do business with us if he doesn't like and trust us. By focusing on customer relationships and by maintaining our commitment to doing what's right we are earning the trust of more and more equipment owners around the world.

There are a number of advantages that we are able to provide to our consignors:

- WE DELIVER A GLOBAL MARKETPLACE. We typically mail about 50,000 full-colour brochures for each of our auctions to a strategic selection of customers from our proprietary database of over 400,000 potential bidders in more than 200 countries. In addition, all of the equipment offered for sale is listed on our website and our auctions are advertised in trade journals and industry publications, as well as promoted to the thousands of bidders attending other Ritchie Bros. auctions around the world. This marketing effort directly exposes the trucks and equipment being sold in our auctions to a large and geographically diverse pool of potential buyers. Interested bidders can then participate in our auctions either in person or by bidding on-line, which ensures that the largest possible international audience is participating in the auction.

- WE ATTRACT A LARGE AND DIVERSE BIDDING AUDIENCE. On average, over 1,300 bidders participated in each of our industrial auctions in 2004, and approximately eighty percent of our buyers were end users such as contractors (as compared to resellers). Because of this high participation level from end users, our auctions are not the wholesale events that people often expect when they think of auctions. And our bidders participate aggressively, whether they are at the auction site or bidding over the internet, because they know our auctions are fair and open. By using the internet to enhance (rather than replace) our live auctions, we have made it possible for our consignors to get the best of both the live and on-line worlds.

                                       22
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                                   [PICTURE]

                    ...TO INTERNATIONAL RETAIL MARKETPLACE.

                                                        Edmonton, Alberta Canada

                                   [PICTURE]

                                                           Fort Worth, Texas USA

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

- OUR AUCTIONS TRANSCEND LOCAL MARKET CONDITIONS. Because of our extensive marketing efforts and because the assets we sell flow freely across most borders, our auctions attract a large number of foreign and out-of-state/out-of-province buyers. Transportation costs, particularly the costs of ocean freight, are usually relatively minor compared to the value of the equipment. As a result, we are able to deliver world market prices when selling our consignors' equipment, regardless of local market conditions. On average, over half of our sales go to buyers from outside the region in which the auction is held.

- WE HELP OUR CONSIGNORS ACHIEVE THE MOST NET DOLLARS ON THE SALE OF THEIR EQUIPMENT. Although we charge higher commissions than some other auctioneers, the comprehensive service that we provide and the effort we put into enhancing the resale value of the equipment enables us to achieve higher returns for equipment sellers. On sale day, our experienced auctioneers and ringmen create an exciting atmosphere and a rapid pace. Our auctions provide the environment needed to generate the best possible prices. We attracted almost 25,000 consignments in 2004 because consignors understood that our unreserved auctions would put the most net dollars in their pockets at the end of the day.

- WE OFFER AN INTERNATIONAL NETWORK OF AUCTION SITES. With regularly scheduled auctions at 29 auction sites around the world, and numerous off-site sales, owners can sell their equipment when and where they want. This gives us an unparalleled ability to help owners sell their equipment, whether they have a single piece in their yard or a fleet spread out over several states, provinces or countries. This network of sites also gives us permanence - our customers know that we are in business for the long term, which is critical in a business based on trust.

- WE TAILOR OUR AUCTION CONTRACTS TO MEET THE NEEDS OF OUR CUSTOMERS. Our goal is to come up with the contract that best suits the needs of the individual consignor. Most of our consignments are handled on a straight commission basis. In these cases, we act as agent for the consignor and earn a percentage of the selling price. In other cases, typically when a consignor is selling a significant fleet, we can offer to underwrite the sale by providing the owner with a guarantee or by purchasing the equipment outright. Even though the equipment still sells unreserved and without any price protection at the auction, the owner is assured a guaranteed level of proceeds. In these cases, we factor in a higher commission rate as we are effectively providing an insurance policy on the resale value of the equipment.

- WE TAKE THE HASSLE OUT OF THE SELLING PROCESS SO OUR CUSTOMERS CAN CONCENTRATE ON THEIR BUSINESS. We help consignors sell their equipment quickly, efficiently and with a minimum commitment of time, energy and cost. We can coordinate transporting the equipment to the auction site and look after any cleaning, refurbishing or painting required to prepare the equipment for auction. We store the equipment in our secure yards prior to the sale and until the equipment is removed by the new owner. We also handle questions from prospective bidders, take care of the marketing and title searches, and set up the auction yard so bidders can inspect, test and compare the equipment. Perhaps most importantly, we help our consignors with all of their equipment - any make, model or manufacturer, high-value or low-value, big or small, young or old. After the auction, we handle the collections, coordinate all necessary sales taxes, and pay out the net proceeds. Our consignors can concentrate on their business rather than negotiating with numerous potential buyers and dealing with paperwork.

The fact that CitiCapital has chosen to outsource to us the remarketing of all North American industrial equipment returned to them at end-of-lease or upon reposession is indicative of the value we bring to our customers.

- WE ARE A RELIABLE AND REPUTABLE BUSINESS PARTNER. Ritchie Bros. has an impressive balance sheet, has been conducting unreserved industrial auctions for over 40 years and is a public company listed on both the New York Stock Exchange and the Toronto Stock Exchange. Our customers know that we have the financial strength to live up to our commitments - when they sign a contract with Ritchie Bros. they know that their equipment will sell, that it will sell for fair market value, and that they will be paid in full. They can also be proud of doing business with a trusted and reputable business partner that adheres to the highest standards of business ethics.

                                       25
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                                   [PICTURE]

Phoenix, Arizona USA

EVOLUTION OF AN AUCTION SITE - A CASE STUDY:

SACRAMENTO, CALIFORNIA

WE CONDUCTED OUR FIRST OFFSITE SALE IN NORTHERN CALIFORNIA IN 1972. THIS WAS FOLLOWED BY A SALE IN 1974 AND ANOTHER IN 1978. THIS PATTERN, CHARACTERIZED BY OCCASIONAL OFFSITE SALES, CONTINUED FOR MANY YEARS BEFORE WE HIRED OUR FIRST RESIDENT TERRITORY MANAGER IN NORTHERN CALIFORNIA.

IN 1994 WE LEASED A PROPERTY NEAR STOCKTON, CALIFORNIA. WE OPERATED FROM THIS REGIONAL AUCTION UNIT FOR TEN YEARS, WHILE ESTABLISHING RELATIONSHIPS WITH EQUIPMENT OWNERS, BUILDING OUR TEAM OF EMPLOYEES AND EXPOSING EQUIPMENT OWNERS IN NORTHERN CALIFORNIA TO OUR UNRESERVED AUCTIONS.

IN 2003, ONCE WE WERE CERTAIN OF THE MARKET POTENTIAL, WE PURCHASED 90 ACRES ON THE INTERSTATE HIGHWAY OUTSIDE SACRAMENTO, ON WHICH WE BUILT A NEW PERMANENT AUCTION SITE. THE SITE OPENED IN MARCH 2005, AND IF HISTORY REPEATS, WE EXPECT IT TO BE A SPRINGBOARD FOR GROWTH IN NORTHERN CALIFORNIA IN THE YEARS AHEAD.

SACRAMENTO IS AN EXAMPLE OF OUR LOW-RISK APPROACH TO GROWTH. WE ARE NOT FACED WITH ISSUES OF START-UP LOSSES OR POORLY DEPLOYED CAPITAL BECAUSE WE HIT THE GROUND RUNNING, WITH MANY YEARS OF EXPERIENCE IN THE REGION ALREADY UNDER OUR BELTS.

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                        THE EVOLUTION OF AN AUCTION SITE

Our business evolves in new geographic markets in a consistent manner, regardless of the location. Whether we are taking our first steps into New Delhi, Beijing or Sacramento, we follow the same basic approach. We start by getting to know customers from a new region when they travel to one of our existing auction sites. We will then send a Territory Manager into the new region to assess the market opportunity available to us and to start meeting more equipment owners. Once we have identified an opportunity in a new region we typically open a sales office in the area. In 2004 we opened sales offices in several new areas, including Iran, Indonesia, and China and we hired our first sales representative in India. In the first quarter of 2005 we opened a sales office in Poland. There are vast parts of the world where the Ritchie Bros. name has never been heard. Our goal is for Ritchie Bros. auctions to be familiar to as many equipment owners in as many regions as possible.

We do not invest to any significant extent in a new market until we are convinced that there is a profitable opportunity available to us. Our primary goal in the early stages of market development is to introduce equipment owners to the Ritchie Bros. model. Encouraging them to attend one of our auctions is often the first step. Consignments from these new regions are typically transported to one of our existing auction sites. Eventually we will establish enough momentum in a new market to conduct an auction at a temporary location in the region, usually on a rented piece of land or on a consignor's property.

A number of successful sales in a region will give us the confidence to start looking for a site on which to establish a more permanent presence. Our next stage of development is often a regional auction unit, located on leased land and including modest auction and administrative facilities with minimal capital invested. We had seven of these regional auction units at the end of 2004.

We are equally conservative when we consider evolving a regional auction unit into a permanent auction site, which is our term for a full-fledged auction facility on land owned by Ritchie Bros. Our permanent auction sites are located on an average of approximately 60 acres of land and typically include a purpose-built covered auction theatre, an equipment display yard, administration offices, a customer registration area and an environmentally certified paint and refurbishment facility. We had 22 permanent auction sites at the end of 2004. Our permanent auction sites have changed significantly in the last number of years. The sites we have built recently tend to be located on over 90 acres of land, and we have been enhancing the design of our facilities to improve the customer experience.

Our network of auction sites is an important competitive advantage that allows us to deliver an unparalleled level of service to our customers. In addition, our network helps to increase the exposure to the Ritchie Bros. name amongst truck and equipment owners - large numbers of potential customers drive by our auction sites each day. Customers in one region may also have equipment buying and selling needs in one of our other regions - it is very common for buyers and consignors to transact business through multiple Ritchie Bros. locations. These are all important factors contributing to our growth.

                                       27
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                                   [PICTURE]

                                   [PICTURE]

                                   [PICTURE]

                                   [PICTURE]

                           Morgan City, Louisiana USA

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                    OUR PLANS FOR GROWTH IN 2005 AND BEYOND

Our business has grown and developed over the last several years, and we expect further changes in the coming years. Our strategy for dealing with this continuing evolution is essentially unchanged from the strategy we have been following since our first industrial auction in 1963. We will remain focused on customer service and we will continue doing what we do best - selling industrial assets at unreserved public auctions around the world. We are also committed to maintaining the unique Ritchie Bros. culture - we are proud to be an entrepreneurial work-hard / play-hard organization.

The growing number of consignors and bidders choosing Ritchie Bros. points to the increasing popularity of our auctions. While we have an extensive customer base, introducing our services to truck and equipment owners who don't yet know us, and to industries and regions where we are only scratching the surface, remains a critical growth strategy for Ritchie Bros. At the same time, we must remain flexible, nimble and responsive to the needs of each customer. We understand that our customers choose Ritchie Bros. not because we are the biggest, but because we provide them with value and service.

NEW MARKET OPPORTUNITIES

IN ADDITION TO GROWTH IN OUR CORE TRUCK AND EQUIPMENT
MARKETS, WE HAVE BEEN INCREASING OUR PRESENCE IN OTHER MARKETS. WE WILL LOOK AT OPPORTUNITIES TO EXPAND INTO MARKETS WHERE WE CAN CREATE VALUE FOR CUSTOMERS BY BRINGING SOME OR ALL OF THE FOLLOWING COMPETITIVE ADVANTAGES TO THE TABLE:

-     Our reputation

-     Our international network of auction sites

-     Our customer base

-     Our marketing systems

-     Our internet tools

- And most significantly, the ability of our unreserved auctions to deliver the best possible price.

It is difficult to estimate our long-term growth potential. However, looking at our Canadian experience can be instructive. We consider our Canadian operations to be our most mature - we have been operating in this market for more than 40 years and our gross auction sales in Canada have grown to be in the range of $300 million. While the population and economy of the United States are roughly ten times the size of Canada's, our sales in the United States are in the range of $1.0 billion, or only about three times our Canadian sales. This simple comparison would suggest that we could grow our sales in the United States to roughly $3.0 billion per year before reaching the level of market penetration we currently enjoy in Canada. Extending this logic to Europe would suggest significant growth potential in that market as well (our current European sales are less than our Canadian sales).

This tells us that the opportunity available to us in our current markets is enormous, not to mention the large and growing economies of China, India, Brazil and other parts of the world where we have yet to hold our first auctions. It is against this back-drop of market potential that we have developed our strategies for the next stage of our evolution.

WE INTEND TO CONCENTRATE ON THE FOLLOWING AREAS IN 2005:

EXPANDING INTO NEW GEOGRAPHIC MARKETS

Over the next five years, we expect that most of our sales growth will come from the United States and Europe. However, we anticipate that the subsequent wave of growth will come from markets such as China, India, Brazil and Eastern Europe. We are currently working with customers and opening offices in these markets but have yet to hold auctions there. In 2004 we opened offices in Tehran, Iran; Jakarta, Indonesia; and Beijing, China. We also established a presence in New Delhi, India. As these markets evolve, we expect to increase our activity levels, leading eventually to local auctions.

EXPANDING INTO RELATED ASSET CATEGORIES

We will continue to look for growth both within and outside our traditional markets - where ever we can see opportunities to create value for customers. In recent years, we have boosted our sales of agricultural

                                       29
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                                   [PICTURE]

Fort Worth, Texas USA

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

equipment and over-the-road trucks and trailers as well as our sales of unused equipment. We have also been expanding our activities in the marine sector - including industrial marine and pleasure craft, and have been selling an increasing amount of industrial and agricultural real estate.

Our sales of agricultural equipment have been growing rapidly in recent years, fueled primarily by the growing number of on-the-farm sales we have been holding in western Canada. We look forward to expanding this business in Canada and into the United States in the coming years.

EXPANDING OUR INTERNATIONAL NETWORK OF AUCTION SITES

Since 1997 we have made significant investments in our network of auction sites
- adding new sites and upgrading several older ones. We did not open any new auction sites in 2004 but we were very active in our pursuit of properties in several regions. We recently acquired 75 acres of land in Nashville, Tennessee on which we intend to construct a new permanent auction site and we were busy with the completion of our newest permanent auction site in Sacramento, California, which will open in March 2005. Currently, we have property under option and are actively looking for potential sites in several regions in North America and Europe.

We intend to continue to add or expand permanent auction sites and regional auction units when suitable opportunities present themselves, most likely at the rate of one or two per year.

BUILDING OUR CUSTOMER SERVICE TEAM

Our future growth depends on the quality of our customer relationships and our ability to deliver superior customer service. As a result, it is critical that we continue to recruit, train and develop the best people. We have enjoyed continued improvements in the productivity of our sales force in recent years, and we intend to increase our investments in training and development initiatives to support further increases in productivity, which should help us to achieve our sales growth goals.

RETHINKING OUR BUSINESS PROCESSES

In 2004 we launched our Mission 2007 initiative. We are examining our business processes to ensure that they can handle the next stage of our evolution. We are committed to making the project a success and have dedicated significant management resources to ensuring that we design and put in place by 2007 more efficient, consistent and scalable processes to handle the future growth of our business. Although we will not take our eye off our goal of growing our sales and our earnings, we intend to give the M07 project the attention and resources it deserves in 2005.

RISK MANAGEMENT

THREE-QUARTERS OF OUR BUSINESS IS RELATIVELY RISK FREE BECAUSE IT IS CONDUCTED ON A STRAIGHT COMMISSION BASIS. WE ASSUMED THE RISK OF SALE ON APPROXIMATELY ONE-QUARTER OF OUR BUSINESS IN 2004, WHICH IS IN LINE WITH OUR TYPICAL BUSINESS MIX. IN THESE SITUATIONS WE UNDERWROTE THE CONTRACTS, BY EITHER PROVIDING A GUARANTEE OF MINIMUM SALE PROCEEDS OR BUYING THE ASSETS OUTRIGHT.

WE MITIGATE OUR RISK WHEN ENTERING INTO UNDERWRITTEN CONTRACTS BY BUILDING A RISK PREMIUM INTO OUR COMMISSION RATE AND BY FOLLOWING A RIGOROUS APPRAISAL PROCESS THAT DRAWS ON OUR EXTENSIVE FIELD EXPERIENCE AND OUR PROPRIETARY DATABASE OF EQUIPMENT SALES. WE ALSO USE OUR KNOWLEDGE OF MAJOR EQUIPMENT DEALS AROUND THE WORLD TO FORM A VIEW OF THE PIPELINE OF EQUIPMENT COMING TO MARKET AND TO ANTICIPATE ANY POTENTIAL SUPPLY/DEMAND IMBALANCES. WE ARE THE LARGEST PARTICIPANT IN THE GLOBAL USED TRUCK AND EQUIPMENT MARKETS, SO WE HAVE AN UNPARALLELED VIEW OF WHAT'S HAPPENING IN THESE MARKETS. FURTHER MITIGATING THE RISK IS OUR LIMITED EXPOSURE TO CHANGES IN EQUIPMENT VALUES - THE TIME FROM SIGNING A CONTRACT TO THE DATE OF THE AUCTION IS TYPICALLY ONLY 30 TO 45 DAYS, AND TRUCK AND EQUIPMENT PRICES TEND NOT TO BE AS VOLATILE AS PRICES IN STOCK AND COMMODITY MARKETS.

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

[PICTURE]
FROM LOCAL...

USING THE INTERNET

We will continue to use the internet to enhance our auctions, not replace them. Our internet bidding service rbauctionBid-Live is an excellent example of this strategy. We fully understand that buyers of used trucks and equipment want to inspect, test and compare the assets before they buy, and that success in our market will continue to be based largely on personal relationships, reputation and trust. However, it has been exciting to watch the internet become an increasingly valuable tool for our customers. An increasing number of customers are having their first contact with Ritchie Bros. on the rbauction.com website. Many spend hours on our website gathering information about equipment for sale and recent selling prices.

Our customers have always been able to turn to their Territory Managers for information and advice regarding their equipment fleets. The rbauction.com website has become a complimentary and valuable tool, providing a virtual dimension to the already deep relationships between Ritchie Bros. and our customers. We remain committed to being technology leaders and to the extent that we can use the internet and other technologies to expand our services further, we will do so.

THE NEXT STAGE OF OUR EVOLUTION

Ritchie Bros. is constantly changing and adapting so that we can continue to provide the best possible service to our customers in the dynamic and increasingly transparent used truck and equipment markets. But some things don't change - our values and our culture. Working from the base of core values laid down over 40 years ago by our founders Ken, John and Dave Ritchie, we will continue to evolve our business to meet the needs of our customers, all the while working to deliver long-term earnings growth and increased shareholder value.

[PICTURE]

....TO GLOBAL

[PICTURE]

CHICAGO, ILLINOIS USA

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                       THE RITCHIE BROS. AUCTION PROCESS

STEP 1 GETTING TO KNOW THE OWNER AND HIS EQUIPMENT

       The auction process begins when an equipment owner meets with one of our Territory Managers. We get to know the owner's needs and, if necessary, we appraise his equipment. The people participating in the appraisal review photographs of and detailed condition notes about the equipment; a typical appraisal team includes people from the local area as well as appraisers working out of our head office and, if necessary, people with specialized expertise. After their individual appraisals are complete, members of the appraisal team compare results and conclude on a final appraised value for the fleet.

STEP 2 DRAFTING THE AUCTION CONTRACT

       Next, we meet with the owner and work out the details of the auction contract. Straight commission contracts are the most common. In some cases, we offer the consignor alternatives such as a guarantee of minimum sales proceeds or an outright purchase contract. In certain circumstances, we offer cash advances and other options. We draft a contract tailored to the consignor's individual needs and requirements.

STEP 3 GETTING THE EQUIPMENT READY FOR THE AUCTION

       Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repair work or painting that the consignor requires in order to get the equipment ready for auction. When we see an opportunity to add value in excess of the costs of refurbishing, we'll recommend doing the work.

STEP 4 MARKETING THE EQUIPMENT TO THE WORLD

       We market the equipment by sending out on average 50,000 full-color auction brochures to a targeted selection of customers from our extensive database. In addition, every piece of equipment is posted on our highly trafficked website at rbauction.com. Our auctions are also advertised through trade journals and general media, and we promote them at all intervening Ritchie Bros. auctions, ensuring that the equipment is exposed to the widest possible audience of potential buyers.

STEP 5 SEARCHING THE EQUIPMENT FOR LIENS

       To ensure that buyers can purchase with confidence, we guarantee to our buyers the clear title of everything we sell. Our search department identifies and arranges for the release of all liens and encumbrances so buyers are assured of acquiring good and marketable title to items purchased at our auctions.

STEP 6 SETTING UP THE AUCTION YARD

       The equipment is sorted and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. We also arrange for caterers, finance company representatives, customs brokers, transportation companies and other service providers to be present on the site.

STEP 7 AUCTION DAY

       On auction day, our auctioneers, ringmen, yard staff, internet services team and customer relations staff conduct what we believe to be the best-run auctions in the world. Our auctions are efficient, exciting and completely unreserved.

STEP 8 TAKING CARE OF BUSINESS

       After the auction is finished, we collect the proceeds from the buyers, including all relevant sales taxes (which we administer and remit to proper authorities) coordinate the release of the equipment to its new owners and disburse the proceeds, along with detailed settlement statements, to the consignors.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                              FINANCIAL INFORMATION

                                                       PAGE
MANAGEMENT'S DISCUSSION AND ANALYSIS                    35
INDEPENDENT AUDITORS' REPORT                            46
CONSOLIDATED FINANCIAL STATEMENTS
    Consolidated Statements of Operations               46
    Consolidated Balance Sheets                         47
    Consolidated Statements of Shareholders' Equity     47
    Consolidated Statements of Cash Flows               48
    Notes to Consolidated Financial Statements          49

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros.", the "Company", "we" or "us") for the year ended December 31, 2004 compared to the year ended December 31, 2003. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 21, 2005. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world's largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at December 31, 2004 we operated from 110 locations, including 29 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries.

We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within the global industrial equipment market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment we sell changes hands each year; our share of this market is less than 2%.

In recent periods, an average of approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used trucks and equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between truck and equipment owners are still the dominant type of transaction in the used truck and equipment markets.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our Internet tools and our in-depth experience in the marketplace.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say "unreserved" we mean that there are no minimum prices for anything sold at a Ritchie Bros. auction - each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract them to the auction, and they are willing to travel long distances because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the equipment sold at any particular auction leaves the region of the sale. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of trucks and equipment rather than resellers, is appealing to sellers of used equipment and generates a greater volume of consigned equipment than our competitors. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the year ended December 31, 2004, we had more than 202,000 bidder registrations at our auctions, compared to approximately 181,000 in 2003. We received nearly 25,000 consignments in 2004, compared to almost 23,000 in 2003. A consignment is typically comprised of multiple lots.

One of our primary goals is to continue to grow our gross auction sales, which is the total proceeds from all items sold. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions, particularly within Europe, North America and Asia. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there are opportunities for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of their assets, we will pursue that opportunity.

We are also using the Internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

of our bidding audiences. Nearly 20% of the bidders at our auctions in 2004 participated over the Internet. In addition, we continue to develop our technical and physical infrastructure, as well as our recruiting and training programs, in order to improve the productivity of our employees and to enhance the service we provide to our customers. A key aspect of our plans for the future is a recently launched strategic initiative (referred to internally as Mission 2007 or M07) that has as its goal the development of more efficient, consistent and scalable business processes to support our growth objectives. We are aiming to have the core aspects of this initiative completed by the end of 2007.

During the year ended December 31, 2004, we conducted 147 unreserved industrial auctions at locations in North America, Europe, the Middle East and Australia. Although our auctions vary in size, the average Ritchie Bros. industrial auction in 2004 attracted over 1,300 bidders and featured approximately 1,200 lots consigned by nearly 170 consignors. The average gross auction sales at these auctions was approximately $12.0 million. We also held 93 smaller unreserved agricultural auctions in 2004. Approximately 57% of our auction revenues was earned from operations in the United States (2003 - 57%), 20% was earned in Canada (2003 - 19%) and the remaining 23% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2003 - 24%). We had 615 full-time employees at December 31, 2004, including 198 sales representatives.

We are a public company and our common shares are listed under the symbol "RBA" on the New York Stock Exchange and, since January 27, 2004, the Toronto Stock Exchange (the TSX). At February 21, 2005 we had 34,277,300 common shares issued and outstanding and stock options outstanding to purchase a total of 994,798 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.

SOURCES OF REVENUE AND REVENUE RECOGNITION

A key indicator of our operating performance is gross auction sales, representing the total proceeds from all items sold at our auctions during the period. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods. Auction revenues are reported as the top line of our Statement of Operations and, as with certain other Statement of Operations line items, are best understood by considering their relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the Internet purchase fee and proxy purchase fee applicable to purchases through our Internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced and, if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume. Our exposure from these guarantee contracts fluctuates over time, but industrial auction guarantees are generally outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year. The combined exposure at any time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. In recent periods, guarantee contracts have generally represented in the range of 15% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented in the range of 10% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor's risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of future performance. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented below.

Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and Internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we estimated that our average expected auction revenue rate for 2004 would be in the range of 9.50% to 10.00%, and the actual rate was 10.19%. Although we achieved a higher than expected auction revenue rate in 2004, we do not believe that this level is sustainable and continue to expect that our auction revenue rate in 2005 will be in the range of 9.50% to 10.00%.

The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate. See further discussion of our auction revenue rate under "Results of Operations - Auction Revenue."

                QUARTERLY AUCTION REVENUE RATE - 5 YEAR HISTORY

                                  [LINE GRAPH]

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.

RECENT DEVELOPMENTS

In January 2005 we hired our first sales representative in Poland. We also moved into our new permanent auction site in Sacramento, California. In February 2005 we held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $79 million.

DEVELOPMENTS IN 2004

Our primary goals for 2004 were to grow gross auction sales, improve sales force productivity, and increase our customer base. Our related goals included continued expansion into related markets and regions, and use of the Internet and other technology to enhance our business. All of these goals were achieved in 2004, as discussed throughout this report.

David E. Ritchie, our current Chairman, retired from his position as our Chief Executive Officer, or CEO, effective October 31, 2004. Our Board of Directors appointed Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, to become CEO when Mr. Ritchie retired. Robert S. Armstrong, our former Vice-President Finance and Corporate Secretary, was appointed Vice-President Finance, Chief Financial Officer and Corporate Secretary effective November 1, 2004. Mr. Ritchie will continue as Chairman of our Board of Directors.

During the fourth quarter of 2004 we established a presence in China, opening a representative office in Beijing with three full-time employees, and we hired a sales representative in India, who is our first full-time representative in this country. Also during the fourth quarter, we purchased 75 acres of land in Nashville, Tennessee, on which we intend to build a permanent auction site. In addition in 2004 we opened a representative office in Jakarta, Indonesia and an office in Tehran, Iran.

On October 29, 2004, our Board of Directors appointed Beverley Briscoe to the Board. Ms. Briscoe has an extensive background working in industries complementary to the auction business, most recently as the president of her own transportation services company, Hiway Refrigeration Ltd. Prior to purchasing Hiway Refrigeration in 1997, Ms. Briscoe held senior executive positions with Wajax Industries Ltd., the Rivtow Group of Companies, and the Jim Pattison Group. Ms. Briscoe is Chair of the British Columbia Government's Industry Training Authority, a member of the Boards of BC Rail Corporation, Dental Technologies Inc. and Westminster Savings Credit Union, as well as a Director of the Boys and Girls Club of Greater Vancouver.

On April 16, 2004, Eric Patel was elected to our Board of Directors. Mr. Patel has extensive business and financial experience, most recently as the CFO of Crystal Decisions, Inc., a privately held software company. Prior to joining Crystal Decisions in 1999, Mr. Patel held executive level positions, including that of CFO, with University Games, Inc., and worked for Dreyer's Grand Ice Cream, Marakon Associates strategy consultants and Chemical Bank.

With the addition of Ms. Briscoe and Mr. Patel, our Board of Directors is now comprised of a majority of independent directors. Ms. Briscoe and Mr. Patel joined Edward Moul on our Audit Committee; Chuck Croft and Russell Cmolik stepped down from the Audit Committee during the year. Ms. Briscoe, Mr. Patel and Mr. Croft were appointed to the newly created Nominating and Corporate Governance Committee effective October 29, 2004.

In 2004 we set several Company gross auction sales records, including achieving the highest level of full-year gross auction sales ever. Our record-breaking performance started in February 2004 at our permanent auction site in Orlando, Florida, when we sold over $64 million in trucks and equipment, setting a new record for the largest auction in Ritchie Bros.' history. In December we broke the record that had been set in February and set a new benchmark for our largest auction with a $68 million sale at our permanent auction site in Moerdijk in The Netherlands. During 2004 we set eight new regional records, including the largest Canadian sale in the Company's history.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

VALUATION OF GOODWILL

We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company's fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2004 and determined that no impairment had occurred.

ACCOUNTING FOR INCOME TAXES

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

NEW ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

Prior to January 1, 2003, we recognized stock-based compensation expense using the intrinsic value method of accounting at the date of grant of the underlying stock option. Under the intrinsic value method, no compensation costs were recognized in the . financial statements for stock options granted to employees and directors when they were issued at market value.

In 2003 we adopted on a prospective basis the fair value based method of accounting for all employee and director stock options granted, modified or settled on or after January 1, 2003. Under the fair value based method of accounting, compensation cost is measured using the Black-Scholes option pricing model at the date of underlying option grant and is expensed over the underlying award's vesting period. For the year ended December 31, 2004, we recorded stock-based compensation expense (net of future income tax impact of $0.5 million) of $1.0 million, or $0.03 per common share, basic and diluted (2003 - $0.9 million, or $0.05 per common share, basic and diluted). No fair value stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2003 the Accounting Standards Board in Canada issued Handbook Section 3110, Asset Retirement Obligations, effective for years beginning on or after January 1, 2004. The new section establishes standards for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets. We adopted this standard effective January 1, 2004 and it did not have a material impact on the presentation of our financial condition or results of operations.

OVERALL PERFORMANCE

For the year ended December 31, 2004 we recorded auction revenues of $182.3 million and net earnings of $34.9 million, or $1.01 per diluted common share. This performance compares to auction revenues of $161.5 million and net earnings of $36.6 million, or $1.07 per diluted common share, in 2003. Although our auction revenues increased compared to the prior year, we experienced a decrease in our net earnings, mainly as a result of higher general and administration costs and income taxes. In addition, although we had growth in our gross auction sales, we experienced an auction revenue rate of 10.19% in 2004, which was lower than the rate of 10.36% achieved in the prior year. We ended the year with working capital of $36.9 million, compared to $35.7 million at the end of 2003.

SELECTED ANNUAL INFORMATION

The following selected consolidated . financial information as at December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.

Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 12 of our consolidated financial statements for the year ended December 31, 2004. All dollar amounts in the following table and related notes are in thousands of United States dollars, except per share data.

Year Ended December 31,                      2004            2003         2002
-----------------------------------       ----------      ----------   ----------
STATEMENT OF OPERATIONS DATA:
Auction revenues(1)                       $ 182,257       $ 161,542    $ 133,552
Direct expenses                             (23,472)        (22,099)     (19,684)
                                          ---------       ---------    ---------
                                            158,785         139,443      113,868

Operating expenses(2)(3)                    100,539          86,750       74,841
                                          ---------       ---------    ---------
Earnings before income taxes                 58,246          52,693       39,027
Income taxes(4)                              23,347          16,099       10,656
                                          ---------       ---------    ---------
Net earnings                              $  34,899       $  36,594    $  28,371
                                          =========       =========    =========

Net earnings per share - basic            $    1.02       $    1.08    $    0.84
Net earnings per share - diluted               1.01            1.07         0.84

Cash dividends declared per share(5)      $    0.37       $    0.15    $       -

BALANCE SHEET DATA (PERIOD END):
Working capital (including cash)          $  36,871       $  35,700    $  25,443
Capital assets                              226,624         210,416      193,490
Total assets                                442,409         413,362      329,136
Long-term liabilities                        18,714          34,613       67,336

(1) Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2) Operating expenses include depreciation and amortization, general and administrative and other income and expenses.

(3) We adopted the fair value method of accounting for stock-based compensation in 2003, in accordance with amended accounting pronouncements in Canada and the United States. General and administrative expenses include stock-based compensation charges in 2004 of $1,467 ($991, or $0.03 per share basic and diluted, net of taxes) and in 2003 of $1,047 ($880, or $0.03 per share basic and diluted, net of taxes).

(4) Income taxes in 2004 include taxes of $2,106 recorded in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004.

(5) In addition to the cash dividends declared and paid in 2004, we declared a cash dividend of $0.11 per common share on January 28, 2005 relating to the quarter ended December 31, 2004, which is not included in this amount.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2004, approximately 35% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is roughly consistent with the relative proportions in recent periods.

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar, the Euro, and the Australian dollar. In the past, fluctuations in the value of these currencies have not had a material impact on the presentation of our results of operations. However, in recent periods there has been a significant increase in the value of these currencies relative to the United States dollar. This increase, which we refer to in this discussion as the currency fluctuation, has resulted in higher reported auction revenues and operating costs than would have been reported had there been no currency fluctuation, as discussed in more detail below. However, the higher reported auction revenues and operating expenses in our consolidated financial statements largely offset, making the impact of the currency fluctuation on our net earnings essentially neutral.

UNITED STATES DOLLAR EXCHANGE RATE COMPARISON

Years ended December 31,          2004        % Change      2003        % Change      2002
-------------------------     -------------   --------  -------------   --------  -------------
Value of one U.S. dollar:
Year-end exchange rate:
  Canadian dollar             $      1.1995    -7.5%    $      1.2965    -17.8%   $      1.5776
  Euro                        E      0.7371    -7.1%    E      0.7938    -16.7%   E      0.9530

Average exchange rate:
  Canadian dollar             $      1.3013    -7.1%    $      1.4010    -10.8%   $      1.5703
  Euro                        E      0.8048    -9.1%    E      0.8853    -16.6%   E      1.0613

AUCTION REVENUES

Years ended December 31,                   2004              2003     % Change
-----------------------------------     ----------        ----------  --------
Auction revenues - United States(1)     $  104,618        $   92,273     13%
Auction revenues - Canada(1)                36,258            30,752     18%
Auction revenues - Europe(1)                26,988            21,262     27%
Auction revenues - Other(1)                 14,393            17,255     17%
                                        ----------        ----------     ---
Total auction revenues                  $  182,257        $  161,542     13%
                                        ==========        ==========     ===
Gross auction sales                     $1,789,402        $1,559,393     15%
Auction revenue rate                        10.19%            10.36%

(1) Information by geographic segment based on auction location.

The increase in auction revenues in 2004 was attributable to higher gross auction sales and the impact of the currency fluctuation. Gross auction sales in 2004 increased in the United States, Canada and Europe compared to the year ended December 31, 2003. Gross auction sales for the year ended December 31, 2004 include $45.2 million relating to agricultural auctions held during the year (2003 -- $22.4 million). The decrease in the auction revenue rate in 2004 can be attributed mainly to the performance of our guarantee and inventory contracts. The auction revenue rate performance of these contracts was not as strong as their unusually strong performance in 2003. This underwritten business represented 23% of our total gross auction sales in 2004, which is in a similar range to the levels experienced in prior years (26% in 2003 and 20% in 2002).

Our auction revenue rate of 10.19% for 2004 was only slightly above our expected range of 9.50% to 10.00%. We expect that our auction revenue rate will be within the range of 9.50% to 10.00% for 2005. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate in the future may be above or below this range.

A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $1.8 million in 2004, of which approximately $1.1 million or $0.03 per share would have followed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

DIRECT EXPENSES

Years ended December 31,                 2004              2003      % Change
----------------------------------      -------           -------     --------
Direct expenses                         $23,472           $22,099        6%
Direct expenses as a percentage of        1.31%             1.42%
 gross auction sales

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

Direct expenses as a percentage of gross auction sales, or the direct expense rate, fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due mainly to the economies of scale and other efficiencies typically achieved at permanent auction sites. During 2004 we had eight auctions that achieved record-breaking gross auction sales and this contributed to an increase in the average size of our auctions for the year. The average gross auction sales at our industrial auctions in 2004 increased to $12.0 million, from an average of $10.9 million in 2003. These factors contributed to a lower direct expense rate compared to the prior year. We expect that the direct expense rate will be in the range of 1.30% for 2005.

DEPRECIATION EXPENSE

Years ended December 31,                  2004              2003        % Change
-----------------------                 --------          --------      --------
Depreciation expense                    $ 12,708          $ 11,773          8%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings and site improvements, automobiles, yard equipment, and computer hardware and software. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. In addition, the currency fluctuation resulted in higher depreciation expense on assets denominated in currencies other than the United States dollar.

We anticipate that depreciation expense will continue to increase in the future as existing auction sites are improved and additional permanent auction sites are acquired and developed, and as capitalized expenditures relating to our M07 strategic initiative are depreciated.

GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31,                    2004            2003        % Change
-----------------------------------       --------        --------      --------
General and administrative expenses       $ 85,667        $ 71,265         20%
G&A as a percentage
   of gross auction sales                    4.79%           4.57%

General and administrative expenses, or G&A, include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, telecommunications, insurance, rent and lease payments, professional fees, utilities, and institutional advertising. The increase in G&A is attributable to a number of factors, including the currency fluctuation and increased costs incurred in 2004 to support our growth initiatives (such as salaries and wages, information technology, and repairs and maintenance). We also recorded higher employee performance bonus accruals as a result of our executive long-term incentive plan (known as the ELTIP) adopted during the year. The ELTIP was introduced to ensure that our senior managers have meaningful investments in our common shares and to align better their interests with those of our shareholders. In addition, G&A expenses increased as a result of a change in our method of allocating costs to internal software development projects, which caused a lower level of costs to be capitalized to such projects in 2004. Although we expect G&A as a percentage of gross auction sales to decrease going forward, future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.

INTEREST EXPENSE

Years ended December 31,                 2004              2003       % Change
------------------------                ------            -------     --------
Interest expense                        $3,217            $4,772         (33%)

Interest expense is comprised mainly of interest and bank charges paid on long term and revolving debt and operating credit lines. Interest expense decreased in 2004 because of lower average debt balances and lower average interest rates applicable to that debt. During 2004, we capitalized $0.3 million of interest related to properties under development, compared to $0.2 million in 2003.

INCOME TAXES

Years ended December 31,                 2004              2003       % Change
------------------------                -------          -------      --------
Income taxes                            $23,347           $16,099        45%
Effective income tax rate                 40.1%             30.6%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2004 was higher than the rate we experienced in 2003 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, realized foreign exchange gains at the subsidiary level on certain term debt that came due in 2004 resulted in an increase of $2.1 million in our income tax provision for the year. This portion of the income tax provision is unrelated to our operations and we do not expect to incur an equivalent charge in future periods. Absent this component, our income tax rate for 2004 would have been 36.5%. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

NET EARNINGS

Years ended December 31,                  2004              2003      % Change
--------------------------------        -------           -------     --------
Net earnings before income taxes        $58,246           $52,693        11%
Net earnings                             34,899            36,594        (5%)
Net earnings per share - basic             1.02              1.08        (6%)
Net earnings per share - diluted           1.01              1.07        (6%)

Excluding the impact of charges of $2.1 million to our income tax provision in 2004 that we do not expect to recur in future periods (as discussed above), our net earnings for 2004 would have been $37.0 million, or $1.08 per basic share and $1.07 per diluted share. The currency fluctuation did not have a material net effect on earnings for the year ended December 31, 2004 or 2003.

SUMMARY OF FOURTH QUARTER RESULTS

We earned auction revenues of $57.1 million and net earnings of $11.3 million, or $0.34 per basic share and $0.33 per diluted share, during the fourth quarter of 2004, which compares to auction revenues of $47.7 million and net earnings of $12.4 million, or $0.37 per basic share and $0.36 per diluted share, in the fourth quarter of 2003. Excluding the $1.2 million impact of income taxes attributable to realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004, which we do not expect to recur in future periods, net earnings for the fourth quarter of 2004 would have been $12.6 million, or $0.37 per basic share and $0.36 per diluted share. The fourth quarter is typically one of our stronger quarters, because of the seasonality inherent in our business, as discussed above. Our gross auction sales were $549.8 million for the quarter ended December 31, 2004, which is an increase of 15% compared to the same period in 2003. We achieved growth in all of our main markets during the fourth quarter of 2004 compared to the same period in 2003.

Although our fourth quarter auction revenue rate increased to 10.39% from 10.00% in the fourth quarter of 2003, we experienced a 9% decrease in our earnings because higher auction revenues were offset by increased G&A and higher income taxes resulting from charges unrelated to our operations that we do not expect to incur in future periods, as discussed above. Our G&A increased because of higher costs associated with ongoing growth in our business, for example employee performance bonus accruals, employee wages and property-related costs, and accruals in connection with the ELTIP implemented in 2004. Currency fluctuations contributed further to the increase in G&A.

We repaid long-term debt of $51.6 million during the fourth quarter of 2004, and borrowed $32.5 million. Capital asset additions were $8.2 million for the quarter, compared to $4.6 million in the comparable quarter in 2003. Our capital expenditures in 2004 related primarily to the construction of our new permanent auction site in Sacramento, California and to the purchase of land in Nashville, Tennessee. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further increase in our reported capital assets on our consolidated balance sheet of $6.2 million in the fourth quarter of 2004 compared to an increase of $5.2 million in the equivalent period in 2003.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

SUMMARY OF QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004. All dollar amounts in the following tables and related footnotes are stated in thousands of United States dollars, except per share data.

                                    Q4 2004     Q3 2004      Q2 2004     Q1 2004
                                   ---------   ---------    ---------   ---------
Gross auction sales(1)             $ 549,796   $ 307,188    $ 553,776   $ 378,642
                                   ---------   ---------    ---------   ---------
Auction revenues                   $  57,142   $  31,449    $  55,996   $  37,670
Net earnings (2)                      11,335       1,810       15,164       6,590

Net earnings per share - basic     $    0.34   $    0.05    $    0.44   $    0.19
Net earnings per share - diluted        0.33        0.05         0.44        0.19

                                    Q4 2003     Q3 2003      Q2 2003     Q1 2003
                                   ---------   ---------    ---------   ---------
Gross auction sales(1)             $ 477,107   $ 277,832    $ 462,979   $ 341,475
                                   ---------   ---------    ---------   ---------
Auction revenues                   $  47,719   $  29,785    $  47,657   $  36,381
Net earnings                          12,417       2,721       12,881       8,575

Net earnings per share - basic     $    0.37   $    0.08    $    0.38   $    0.25
Net earnings per share - diluted        0.36        0.08         0.38        0.25

(1) Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under "Sources of Revenue and Revenue Recognition."

(2) Net earnings in the third and fourth quarters of 2004 reflect income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding this charge, which we do not expected to recur in future periods, net earnings would have been $2,698, or $0.08 per share basic and diluted, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

December 31,                              2004              2003      % Change
---------------                         --------          --------    --------
Working capital                         $ 36,871          $ 35,700        3%

Our cash position can fluctuate significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of the auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at December 31, 2004 is adequate to meet our needs.

CONTRACTUAL OBLIGATIONS

Payments Due by Year              Total     In 2005    In 2006 and 2007   In 2008 and 2009   After 2009
-----------------------------    -------    -------    ----------------   ----------------   ----------
Long-term debt                   $45,925    $35,133        $10,577           $   215            $ -
Operating leases                   3,654      1,330          1,599               725              -
Other long term obligations        2,752      1,189          1,563                 -              -
                                 -------    -------        -------           -------            ---
Total contractual obligations    $52,331    $37,652        $13,739           $   940            $ -
                                 =======    =======        =======           =======            ===

Our long-term debt due within one year in the table above includes certain revolving loans that we expect to extend when they come due and certain term loans that we expect to renegotiate. Our current assets at December 31, 2004 included funds committed for debt repayment of $1.9 million, which could be used to reduce the amount payable on any of the term loans that may be repaid in 2005 (see further discussion of long-term debt below). Our operating leases related primarily to land on which we operate regional auction units. These properties are located in the United States, Australia, Singapore, Mexico, Canada and the United Arab Emirates.

Future interest expenses over the next five years are as follows:

                                      In 2005       In 2006      In 2007     In 2008    In 2009
                                      --------      -------      -------     -------    -------
Interest expense on long-term debt    $  1,183      $   286      $    22      $   14      $ -

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment. Our total exposure at December 31, 2004 from these guarantee contracts was $20.9 million (compared to $9.8 million at December 31, 2003), which will be offset by the proceeds that we receive from the sale at auction of the related equipment. We do not record any liability in our . financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

December 31,                           2004       2003     % Change
------------                           ----       ----     --------
Cash provided by (used in):
Operations                           $ 58,656   $ 77,832      (25%)
Investing                             (24,555)   (11,021)    (123%)
Financing                             (24,622)   (13,793)     (79%)

Capital asset additions were $23.5 million for the year ended December 31, 2004 compared to $16.3 million in 2003. Our capital expenditures in 2004 related primarily to the construction of our new permanent auction site in Sacramento, California. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further increase in our reported capital assets on our consolidated balance sheet of $7.4 million in 2004 compared to an increase of $17.8 million in 2003.

During the year ended December 31, 2004 we completed the following property acquisitions and disposals:

- In October we entered into an agreement to dispose of our property in Ocala, Florida for proceeds approximating its book value of $2.1 million. The proceeds will be received over a period not to exceed three years and the transaction is being treated as a sales-type lease. The land was no longer being used in our operations.

- In November we purchased a parcel of land in Nashville, Tennessee for approximately $1.9 million. We intend to develop the property for a new permanent auction site.

We also have options to purchase certain other parcels of land in the United States, but because we were not obligated to purchase any of this land, the options were not recorded as liabilities in our financial statements. Subsequent to December 31, 2004 we disposed of a parcel of land in Lake Worth, Texas with a book value of $0.5 million for proceeds of $6.0 million. The land was not being used in our operations.

We intend to add additional permanent auction sites in selected locations around the world as appropriate opportunities arise, though actual expenditure levels in the future will depend on our ability to identify, acquire and develop suitable auction sites. We expect that capital expenditures, including maintenance capital expenditures, will be in the range of $15 million to $20 million per year on average for the next few years. Additional expenditures may also be required to achieve our Mission 2007 strategic initiatives, depending on the scope of our required system improvements.

We paid regular quarterly cash dividends totaling $0.37 per share in 2004, for total dividend payments of $12.6 million, compared to total dividend payments of $5.1 million in 2003. On January 25, 2005, our Board of Directors declared a quarterly cash dividend of $0.11 per common share relating to the quarter ended December 31, 2004. The dividend will be payable on March 18, 2005 to shareholders of record on February 25, 2005. The total dividend payment is expected to be approximately $3.8 million.

December 31,                               2004       2003     % Change
------------                               ----       ----     --------
Long-term debt
  (including current portion
  of long-term debt)                     $ 45,925   $ 70,788     (35%)
                                         --------   --------     ---

Credit facilities - total available:     $159,923   $199,603
Credit facilities - total unused:         113,998    128,815

We have established credit facilities with financial institutions in the United States, Canada, The Netherlands, and Australia. We had no floating rate debt at December 31, 2004 (December 31, 2003 - $4.4 million). However, certain of our long-term debt at December 31, 2004 consisted of revolving loans drawn on credit facilities, most of which were recorded in current liabilities in our financial statements. Some of these revolving loans will be extended in 2005 when they come due, and are subject to short-term interest rates until their due dates. During the year ended December 31, 2004 we repaid long-term debt of $58.5 million, compared to $3.7 million in 2003, and borrowed $32.5 million. We had no new borrowings in 2003. At December 31, 2004, we were in compliance with all of the financial covenants applicable to our long-term debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar, which is our reporting currency. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2004, approximately 35% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We have not hedged against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the year ended December 31, 2004 we recorded an increase in our foreign currency translation adjustment balance of $8.8 million, compared to $17.2 million in 2003. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Increases in this balance arise primarily from the strengthening of non-United States currencies against the United States dollar.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2004, we paid approximately $0.8 million to D.E.R. Resorts Ltd. (or Resorts), a company controlled by David E. Ritchie, the Chairman of our Board of Directors and our former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by our Board of Directors, by which Resorts agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements were at least as favorable to us as we could have obtained from a third party. We have entered into similar agreements with Resorts in the past and intend to do so in the future.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This document, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

-     our future performance;

-     growth of our operations;

- expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

- increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

-     our competitive strengths;

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

- the anticipated improvement, acquisition and development by us of auction sites;

- our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

- our direct expense rates, depreciation expenses and potential changes in income taxes;

- the effect on our general and administrative expenses of expanded infrastructure and workforce;

-     our future capital expenditures;

-     income taxes in future periods;

- our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

- amounts of our revenues and operating costs denominated in currencies other than the U.S. dollar and the effect of any currency exchange fluctuations;

-     renegotiating and extending existing indebtedness; and

-     financing available to us.

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intend," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under "Risk Factors" are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

RISK FACTORS

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

WE MAY INCUR LOSSES RELATED TO OUR GUARANTEE AND OUTRIGHT PURCHASE CONTRACTS AND ADVANCES TO CONSIGNORS.

We generally offer our services to consignors on a straight commission basis. In some cases we will, subject to our evaluation of the items being consigned, either offer to:

- guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

- purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately 25% of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

WE MAY INCUR LOSSES RELATED TO OUR GUARANTEES OF CLEAR TITLE ON THE ASSETS SOLD AT OUR AUCTIONS.

We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer, where title registries are commercially available. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss; aggregate losses from these payments could be material.

WE MAY INCUR LOSSES AS A RESULT OF LEGAL AND OTHER CLAIMS.

We are subject to legal and other claims which arise in the ordinary course of our business. While the results of these claims have not historically had a material adverse effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur a loss. Aggregate losses from these claims could be material.

OUR OPERATING RESULTS ARE SUBJECT TO QUARTERLY VARIATIONS.

Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

-     the timing, frequency and size of auctions;

- the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

- the performance of our underwritten business (guarantee and outright purchase contracts);

-     general economic conditions in our markets; and

- the timing of acquisitions and development of auction sites and related costs.

Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, would harm our business.

Significant erosion in the supply of, demand for, or market values of used trucks and equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used trucks and equipment are beyond our control, and market values for used trucks and equipment fluctuate based on circumstances beyond our control. In addition, price competition for new trucks and equipment has a direct impact on the supply of, demand for, and market value of used trucks and equipment.

WE MAY BE UNABLE TO SUSTAIN AND MANAGE OUR GROWTH.

A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

-     identifying and developing new markets and market segments;

- identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

- successfully integrating new sites and any acquired businesses with our existing operations;

- achieving acceptance by potential consignors and buyers of the auction process generally;

- establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

- capitalizing on changes in the supply of and demand for industrial assets, both on a local and global basis;

- receiving required governmental authorizations for proposed development or expansion;

- designing and implementing business processes that are able to profitably support our growth; and

-     successfully managing expansion and obtaining required financing.

Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

OUR SUBSTANTIAL INTERNATIONAL OPERATIONS EXPOSE US TO FOREIGN EXCHANGE RATE FLUCTUATIONS AND POLITICAL AND ECONOMIC INSTABILITY, WHICH COULD HARM OUR OPERATING RESULTS.

We conduct business globally and intend to continue expanding our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

COMPETITION IN OUR CORE MARKETS MAY LEAD TO REDUCED REVENUES AND PROFITABILITY.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

WE DEPEND ON A NUMBER OF KEY PERSONNEL, AND OUR BUSINESS COULD BE HARMED IF WE LOST THE SERVICES OF ONE OR MORE OF THEM. WE ALSO HAVE A NEW CEO EFFECTIVE NOVEMBER 1, 2004

Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. The loss of the services of one or more of these individuals could harm our business. We do not maintain key man insurance on the lives of any of our executive officers. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business. Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, became CEO effective November 1, 2004, replacing David E. Ritchie, who had been CEO for many years and is one of our founders. Although Mr. Blake has been with Ritchie Bros. for 14 years, he does not have the same years of experience as Mr. Ritchie and has not previously been in the CEO role.

OUR OPERATIONS ARE SUBJECT TO SUBSTANTIAL ENVIRONMENTAL AND OTHER REGULATIONS, WHICH MAY SIGNIFICANTLY INCREASE OUR EXPENSES OR LIMIT OUR OPERATIONS AND ABILITY TO EXPAND.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

OUR INSURANCE MAY BE INSUFFICIENT TO COVER LOSSES THAT MAY OCCUR AS A RESULT OF OUR OPERATIONS.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

OUR INTERNET-RELATED INITIATIVES MAY NOT IMPROVE OUR RESULTS OVER THE LONG TERM AND ARE SUBJECT TO TECHNOLOGICAL OBSOLESCENCE AND POTENTIAL SERVICE INTERRUPTIONS; IN ADDITION, WE MAY NOT BE ABLE TO COMPETE WITH OUR COMPETITORS' TECHNOLOGIES.

We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. We may also not be able to continue to adapt our

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

business to Internet commerce, our Internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

The success of our rbauctionBid-Live service and other services offered over the Internet, including equipment-searching capabilities, will depend largely on the continued development and maintenance of our infrastructure and the Internet in general. The performance of the Internet, as well as some of our internal hardware and software systems, is critical to our ability to offer online services. "Viruses", "worms" and other similar programs, which have in the past caused periodic outages and other Internet access delays, may in the future interfere with the performance of the Internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the Internet. If we were unable to provide services over the Internet at an acceptable level of performance or reliability, our reputation could be damaged, which might result in us losing customers, which could result in adverse consequences for our business.

OUR BUSINESS IS DEPENDENT ON THE AVAILABILITY AND PERFORMANCE OF OUR INTERNAL TECHNOLOGY INFRASTRUCTURE

The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. If we are unable to expand and upgrade our systems and infrastructure to accommodate any increases in the use of our Internet services in a timely fashion, or should we lose access to or the functionality of our systems for any reasons, our business could be harmed.

We use both internally developed and licensed systems for transaction processing and accounting, including billing and collections processing. We may need to improve these systems in order to accommodate the growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could have adverse consequences on our business. These difficulties could harm or limit our ability to expand our business.

We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could damage our business and lead to financial losses, which could be material.

OUR BUSINESS IS SUBJECT TO RISKS RELATING TO OUR ABILITY TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' CONFIDENTIAL INFORMATION.

We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

                           RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash follows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 11, 2005

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                (Expressed in thousands of United States dollars,
                      except share and per share amounts)

Years ended December 31,                                 2004                2003                2002
------------------------                              -----------         -----------        -----------
Auction revenues                                      $   182,257         $   161,542        $   133,552
Direct Expenses:                                           23,472              22,099             19,684
                                                      -----------         -----------        -----------
                                                          158,785             139,443            113,868

Expenses:
  Depreciation and amortization                            12,708              11,773              9,208
  General and administrative                               85,667              71,265             63,786
                                                      -----------         -----------        -----------
                                                           98,375              83,038             72,994
                                                      -----------         -----------        -----------

Earnings from operations                                   60,410              56,405             40,874

Other income (expenses):
  Interest                                                 (3,217)             (4,772)            (4,302)
  Other                                                     1,053               1,060              2,455
                                                      -----------         -----------        -----------
                                                           (2,164)             (3,712)            (1,847)
                                                      -----------         -----------        -----------
Earnings before income taxes                               58,246              52,693             39,027

Income taxes (note 9):
  Current                                                  22,251              14,738              8,097
  Future                                                    1,096               1,361              2,559
                                                      -----------         -----------        -----------
                                                           23,347              16,099             10,656
                                                      -----------         -----------        -----------
Net Earnings                                          $    34,899         $    36,594        $    28,371
                                                      -----------         -----------        -----------
Net earnings per share (notes 1(l) and 7(e)):
Basic                                                 $      1.02         $      1.08        $      0.84
Diluted                                                      1.01                1.07               0.84
                                                      -----------         -----------        -----------
Weighted average number of shares outstanding          34,160,678          33,795,978         33,586,404
                                                      -----------         -----------        -----------

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

/s/ G. Edward Moul                 /s/ Peter J. Blake
------------------                 ------------------
G. EDWARD MOUL                     PETER J. BLAKE
Director                           Director

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)

December 31,                                       2004         2003
------------                                     --------    ---------
ASSETS
Current assets:
  Cash and cash equivalents                      $132,632    $ 119,009
  Accounts receivable                              19,281       17,064
  Inventory                                        13,091        9,580
  Advances against auction contracts                  968          110
  Funds committed for debt repayment (note 6)       1,857       13,000
  Prepaid expenses and deposits                     2,323        2,553
  Net investment in lease (note 4)                    654           --
  Current future income tax asset (note 9)            496          354
                                                 --------    ---------
                                                  171,302      161,670

Capital assets (note 3)                           226,624      210,416
Net investment in lease (note 4)                    1,267           --
Funds committed for debt repayment (note 6)         5,108        5,107
Other assets                                          609          537
Goodwill                                           37,499       35,632
                                                 --------    ---------
                                                 $442,409    $ 413,362
                                                 ========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Auction proceeds payable                       $ 47,581     $ 44,186
  Accounts payable and accrued liabilities         45,334       35,150
  Income taxes payable                              6,383        3,196
  Current portion of long-term debt (note 6)       35,133       43,438
                                                 --------    ---------
                                                  134,431      125,970

Long-term debt (note 6)                            10,792       27,350
Other liabilities (note 5)                          1,563        2,375
Future income tax liability (note 9)                6,359        4,888
                                                 --------    ---------
                                                  153,145      160,583
Shareholders' equity:
  Share capital (note 7)                           76,445       72,794
  Additional paid-in capital                        7,859        6,075
  Retained earnings                               183,438      161,183
  Foreign currency translation adjustment          21,522       12,727
                                                 --------    ---------
                                                  289,264      252,779
                                                 --------    ---------
                                                 $442,409    $ 413,362
                                                 ========    =========

 Commitments and contingencies (note 10)
 Subsequent events (note 7(c))

 See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (Expressed in thousands of United States dollars)

                                                                                               Foreign
                                                                 Additional                    currency          Total
                                                     Share         paid-in        Retained    translation    shareholders'
                                                    capital        capital        earnings     adjustment       equity
                                                   --------      ----------      ---------    -----------    -------------
Balance, December 31, 2001                         $ 69,134       $  4,332       $ 101,311       $ (8,844)     $ 165,933
  Net proceeds on stock options                         365             --              --             --            365
  exercised
  Stock compensation tax adjustment                      --            314              --             --            314
  Net earnings                                           --             --          28,371             --         28,371
  Foreign currency translation adjustment                --             --              --          4,391          4,391
                                                   --------       ---------      ---------    -----------    -----------
Balance, December 31, 2002                           69,499          4,646         129,682        (4,453)        199,374
  Net proceeds on stock options                       3,295             --              --             --          3,295
  exercised
  Stock compensation tax adjustment                      --            382              --             --            382
  Stock compensation expense                                         1,047                                         1,047
  Net earnings                                           --             --          36,594             --         36,594
  Cash dividends paid                                                               (5,093)            --         (5,093)
  Foreign currency translation adjustment                --             --              --         17,180         17,180
                                                   --------       ---------      ---------       --------      ---------
Balance, December 31, 2003                           72,794          6,075         161,183         12,727        252,779
  Net proceeds on stock options                       3,651             --              --             --          3,651
  exercised
  Stock compensation tax adjustment                      --            317              --             --            317
  Stock compensation expense                                         1,467                                         1,467
  Net earnings                                           --             --          34,899             --         34,899
  Cash dividends paid                                    --             --         (12,644)                      (12,644)
  Foreign currency translation adjustment                --             --              --          8,795          8,795
                                                   --------       --------       ---------       --------      ---------
Balance, December 31, 2004                         $ 76,445       $  7,859       $ 183,438       $ 21,522      $ 289,264
                                                   ========       ========       =========       ========      =========

See accompanying notes to consolidated financial statements.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (Expressed in thousands of United States dollars)

Years ended December 31,                           2004          2003         2002
--------------------------------------------    ----------    ---------     ---------
Cash provided by (used in):

Operations:
  Net earnings                                  $  34,899     $  36,594     $  28,371
  Items not involving cash:
   Depreciation                                    12,708        11,773         9,208
   Stock compensation expense                       1,467         1,047             -
   Future income taxes                              1,329         1,361         2,559
   Net gain on disposition of capital assets         (229)          (17)         (758)
  Changes in non-cash working capital:
   Accounts receivable                             (2,217)       (3,364)       (1,325)
   Inventory                                       (3,511)       (2,357)       (4,283)
   Advances against auction contracts                (858)           69           (92)
   Prepaid expenses and deposits                      230          (493)         (733)
   Income taxes payable                             3,504         3,578             -
   Income taxes recoverable                             -         2,485          (761)
   Auction proceeds payable                         3,395        26,826         5,553
   Accounts payable and accrued liabilities        10,184         1,606        10,270
   Other                                           (2,245)       (1,276)         (653)
                                                ---------     ---------     ---------
                                                   58,656        77,832        47,356
                                                ---------     ---------     ---------

Investing activities:
  Acquisition of business                          (1,265)            -        (8,743)
  Capital asset additions                         (23,448)      (16,273)      (29,037)
  Proceeds on disposition of capital assets         2,151         5,368         4,789
  Investment in lease                              (1,921)            -             -
  Increase in other assets                            (72)         (116)         (421)
                                                ---------     ---------     ---------
                                                  (24,555)      (11,021)      (33,412)
                                                ---------     ---------     ---------

Financing activities:
  Issuance of share capital                         3,651         3,295           365
  Dividends on common shares                      (12,644)       (5,093)            -
  Issuance of long term debt                       32,500             -         5,000
  Repayment of long term debt                     (58,459)       (3,747)       (3,628)
  Decrease in other liabilities                      (812)         (383)        2,758
  Decrease in short term debt                           -        (2,758)       (2,556)
  Decrease (increase) in funds committed for
   debt repayment                                  11,142        (5,107)       (5,107)
                                                ---------     ---------     ---------
                                                  (24,622)      (13,793)       (3,168)
                                                ---------     ---------     ---------

Effect of foreign currency rates on cash and
 cash equivalents                                   4,144         3,769         1,913
                                                ---------     ---------     ---------
Increase in cash and cash equivalents              13,623        56,787        12,689
Cash and cash equivalents, beginning of year      119,009        62,222        49,533
                                                ---------     ---------     ---------
Cash and cash equivalents, end of year          $ 132,632     $ 119,009     $  62,222
                                                =========     =========     =========
Supplemental information:
  Interest paid                                 $   3,092     $   4,675     $   3,951
  Income taxes paid                             $  18,831     $   8,675     $   8,861
                                                =========     =========     =========

See accompanying notes to consolidated financial statements.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (Tabular dollar amounts expressed in thousands of United States
                  Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

1.    SIGNIFICANT ACCOUNTING POLICIES:

      (a)   Basis of presentation:

            These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

            The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 12, also comply, in all material respects, with generally accepted accounting principles in the United States.

      (b)   Cash and cash equivalents:

            Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

      (c)   Inventory:

            Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

      (d)   Capital assets:

            All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

            Asset                     Basis                Rate/term
            -----                     -----                ---------
            Buildings                 straight-line        30 years
            Improvements              declining balance    10%
            Automotive equipment      declining balance    30%
            Yard equipment            declining balance    20-30%
            Office equipment          declining balance    20%
            Computer equipment        straight-line        3 years
            Computer software         straight-line        3years
            Leasehold improvements    straight-line        Terms of leases

            Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount.

      (e)   Goodwill:

            Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

      (f)   Revenue recognition:

            Auction revenues earned by the Company acting as an agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, Internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

            Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company's exposure from these guarantee contracts fluctuates overtime (see note 10(b)).

            Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

      (g)   Income taxes:

            Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Tabular dollar amounts expressed in thousands of United States
                  Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (h)   Foreign currency translation:

            The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company's operations is considered to be self-sustaining. Accordingly, the financial statements of the Company's operations that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in the foreign currency translation adjustment account, which is included as a separate component of shareholders' equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gain and losses on these transactions are included in the determination of earnings.

      (i)   Use of estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of future income tax balances. Actual results could differ from such estimates and assumptions.

      (j)   Financial instruments:

            Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, income taxes recoverable, income taxes payable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

      (k)   Credit risk:

            The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company's auctions are not normally released to the buyers until they are paid for in full.

      (l)   Net earnings per share:

            Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 7(e)).

      (m)   Stock-based compensation:

            The Company has a stock-based compensation plan, which is described in note 7(c) and (d). The Company recognizes compensation expense using the fair value method at the date of grant (note 2). Under the fair value based method, compensation cost attributable to options granted to employees and directors is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

      (n)   Comparative figures:

            Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.    CHANGE IN ACCOUNTING POLICY:

            Prior to January 1, 2003, the Company recognized stock-based compensation expense using the intrinsic value method at the date of grant of the underlying option. Under the intrinsic value method, no compensation costs were recognized in the financial statements for stock options granted to employees and directors at market value. The Company adopted, on a prospective basis, the fair value based method to account for employee stock based compensation effective January 1, 2003. Under the fair value based method, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is expensed over the award's vesting period (note 7(d)).

            For the year ended December 31, 2004, the stock-based compensation expense (net of future income tax impact of $476,000) was $991,000, or $0.03 per common share basic and diluted (2003 - $880,000 or $0.03 per common share basic and diluted). No fair value stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

3.    CAPITAL ASSETS:

                                                          Accumulated    Net book
      2004                                      Cost     depreciation    value
      ------------------------------------   ---------   ------------   --------
      Buildings                              $ 113,742     $ 18,588     $ 95,154
      Land and improvements                    100,154        4,125       96,029
      Land and buildings under development      13,538            -       13,538
      Automotive equipment                      11,389        4,272        7,117
      Yard equipment                             9,540        4,685        4,855
      Office equipment                           6,169        3,799        2,370
      Computer equipment                         5,784        2,940        2,844
      Computer software                         11,114        8,766        2,348
      Leasehold improvements                     3,321          952        2,369
                                             ---------     --------     --------
                                             $ 274,751     $ 48,127     $226,624
                                             =========     ========     ========

                                                         Accumulated    Net book
      2003                                      Cost     depreciation    value
      ------------------------------------   ---------   ------------   --------
      Buildings                              $ 112,133      $ 15,198    $ 96,935
      Land and improvements                     94,253         3,453      90,800
      Land and buildings under development       3,143             -       3,143
      Automotive equipment                      10,219         3,766       6,453
      Yard equipment                             8,558         3,951       4,607
      Office equipment                           5,716         3,245       2,471
      Computer equipment                         4,076         2,032       2,044
      Computer software                          8,751         5,531       3,220
      Leasehold improvements                     1,430           687         743
                                             ---------      --------    --------
                                             $ 248,279      $ 37,863    $210,416
                                             =========     =========    ========

      During the year, interest of $297,000(2003-$161,000) was capitalized to the cost of land and building under development.

4.    NET INVESTMENT IN LEASE:

      During the year ended December 31, 2004, the Company entered into a sales type lease with a term of two years for the sale of certain redundant property. Finance income in respect of this lease for the year ended December 31, 2004 was not significant.

5.    ACQUISITION:

      On August 1, 2002, the Company acquired certain assets of All Peace Auctions (2001) Ltd., an industrial and agricultural equipment auctioneer, and All Peace Auctions Ltd., the owner of the property on which the majority of the auction business was conducted (collectively, "All Peace"). All Peace was based in Grande Prairie, Alberta, Canada.

      The aggregate purchase price of $9,190,000 was settled through the payment of $5,409,000 of cash and future annual installments totalling $3,781,000 with a present value of $3,255,000 at the date of acquisition. To reflect the fact that the future payments are due over time, $526,000 was recorded as a discount to the long-term liability and is being amortized to interest expense over the four-year term of repayment. The future installments are unsecured and non-interest bearing.

      Other liabilities are as follows:

                                            2004        2003
                                          --------    --------
      Present value of future payments    $  2,752    $  3,338
      Current portion                       (1,189)       (963)
                                          --------    --------
                                          $  1,563    $  2,375
                                          ========    ========

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Tabular dollar amounts expressed in thousands of United States Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

6. LONG-TERM DEBT:

                                                                                                      2004                  2003
                                                                                                   ----------            ----------
   Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1 .0 million towards principal, $1.9 million towards
     a sinking fund), with final payments occurring in 2005 and 2006.                              $   17,000            $   17,250

   Revolving loans, denominated in Canadian dollars, unsecured, bearing interest at the
     Canadian Prime Rate plus 0.25%, due in monthly installments of interest only, with the
     full amount of the principal due in 2005.                                                         12,505                11,568

   Revolving loans, unsecured, bearing interest between 3.165% and 3.175%, due in monthly
     installments of interest only, with the full amount of the principal due in 2005.                 15,500                     -

   Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.5%, due in quarterly
     installments of AUD75,000, plus interest, with final payment occurring in 2008.                      920                 1,111

   Revolving loans, unsecured, bearing interest at 1.95%, due in minimum annual installments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund)
     plus interest, with the final payment occurring in 2004.                                               -                28,000

   Term loans, unsecured, bearing interest between 2.60% and 7.91%, due in minimum annual installments of $500,000 plus interest, with final payment occurring in 2005.
     The loans were repaid in full in 2004.                                                                 -                 8,500

   Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly installments of EUR 56,723 including interest, with the final payment occurring in 2013.
     The loan was repaid in full in 2004.                                                                   -                 4,359
                                                                                                   ----------            ----------
                                                                                                       45,925                70,788

   Current portion                                                                                    (35,133)              (43,438)
                                                                                                   ----------            ----------
   Non-current portion                                                                             $   10,792            $   27,350
                                                                                                   ==========            ==========
   Funds committed for debt payments                                                                   (6,965)              (18,107)
                                                                                                   ----------            ----------
                                                                                                   $    3,827            $    9,243
                                                                                                    ==========            ==========

   As at December 31, 2004, principal repayments including sinking fund requirements are as follows for the next five years:

   2005                                                          $ 35,133
   2006                                                            10,342
   2007                                                               235
   2008                                                               215
   2009                                                                 -
                                                                 --------
                                                                 $ 45,925
                                                                 ========


   The Company expects to refinance certain of its long-term debt in 2005. If this occurs, the funds committed for debt repayment recorded in current assets on the balance sheet, in excess of any amounts used to repay debt, will become cash and cash equivalents and available for general purposes.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Tabular dollar amounts expressed in thousands of United States Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

7.    SHARE CAPITAL:
      (a)  Authorized:
           Unlimited number of common shares, without par value.
           Unlimited number of senior preferred shares, without par value, issuable in series.
           Unlimited number of junior preferred shares, without par value, issuable in series.

      (b)  Issued:
           No preferred shares have been issued.
           Common shares issued and outstanding are as follows:

           Issued and outstanding, December 31, 2001                      33,534,460
              Issued for cash, pursuant to stock options exercised            84,204
                                                                          ----------

           Issued and outstanding, December 31, 2002                      33,618,664
              Issued for cash, pursuant to stock options exercised           348,980
                                                                          ----------

           Issued and outstanding, December 31, 2003                      33,967,544
              Issued for cash, pursuant to stock options exercised           294,656
                                                                          ----------

           Issued and outstanding, December 31, 2004                      34,262,300
                                                                          ==========

           During 2004, the Company's common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.

      (c)  Stock option plan;

           The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company's common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31,2004, there were 1,326,034 (2003 -1,616,234) shares authorized and available for grants of options under the stock option plan. Stock option activity for 2002, 2003 and 2004 is presented below:

                                                       Number of              Weighted average
                                                  options outstanding          exercise price
                                                  -------------------          --------------
           Outstanding, December 31, 2001                753,438                 $    9.81

           Granted                                       186,400                     13.05
           Exercised                                     (84,204)                     4.34
                                                        --------                 ---------
           Outstanding, December 31, 2002                855,634                     11.06

           Granted                                       308,800                     15.53
           Cancelled                                      (2,000)                    15.53
           Exercised                                    (348,980)                     9.45
                                                        --------                 ---------
           Outstanding, December 31, 2003                813,454                     13.32

           Granted                                       292,000                     26.47
           Cancelled                                      (1,800)                    26.46
           Exercised                                     294,656)                    12.39
                                                        --------                 ---------
           Outstanding, December 31, 2004                808,998                 $   18.38
                                                        ========                 =========
           Exercisable, December 31, 2004                534,798                 $   14.44
                                                        ========                 =========

           The options outstanding at December 31, 2004 expire on dates ranging to September 22, 2014.

           The following is a summary of stock options outstanding and exercisable at December 31, 2004;

                                                       Options outstanding                        Options exercisable
                                             ----------------------------------------        ------------------------------
    Range of                                  Weighted average       Weighted average          Number      Weighted average
 exercise prices     Number outstanding      remaining life (year)    exercise price         exercisable    exercise price
----------------     ------------------      ---------------------   ----------------        -----------   ----------------
$11.675 - $13.050          222,800                  6.6                $  12.30                214,800       $   12.30
$13.344 - $15.525          295,998                  7.3                   15.01                295,998           15.01
$26.460 - $28.170          290,200                  9.1                   26.47                 24,000           26.46
                           -------                  ---                --------                -------       ---------
                           808,998                                                             534,798
                           =======                                                             =======

           Subsequent to December 31,2004, the Company granted options to purchase a total of 200,800 of its common shares to certain employees and directors of the Company. The options have an exercise price of $32.41 and an expiry date of January 25, 2015.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Tabular dollar amounts expressed in thousands of United States
                  Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

7.    SHARE CAPITAL (CONTINUED):

      (d)   Stock-based compensation:

            Prior to January 1, 2003, the Company used the intrinsic value method to account for stock-based compensation awards. This method did not result in any compensation expense in 2002. Had compensation expense for option grants made under the Company's stock option plan during the year ended December 31,2002 been recorded in accordance with the fair value method at the applicable grant dates, the Company's net earnings for 2002 would have been as indicated by the pro forma amounts below;

                                                                Per share amount
                                                   Net Earnings       Basic         Diluted
                                                   ------------      -------        -------
            Net earnings - as reported             $   28,371       $  0.84        $  0.84
            Stock-based compensation expense             (727)        (0.02)         (0.02)
                                                   ----------       -------        -------
            Net earnings - pro forma               $   27,644       $  0.82        $  0.82
                                                   ----------       -------        -------

            During 2004, the Company recognized compensation cost of $1,467.000 (2003 - $1,047,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

            For the purposes described above, the fail value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                          2004        2003         2002
                                                        -------      -------     -------
            Risk free interest rate                       3.0%         3.1%        4.9%
            Expected dividend yield                      1.15%           0%          0%
            Expected lives of options                 5 years      5 years     5 years
            Expected volatility                          19.6%        18.3%       27,0%

            The weighted average grant date fair value of options granted during the year ended December 31, 2004 was $5.34 per option (2003
            - $3.67; 2002 - $4.37). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

      (e)   Net earnings per share:

            Year ended December 31, 2004         Earnings         Shares         Per share amount
            ------------------------------      ---------       ----------       ----------------
            Basic net earnings per share        $  34,899       34,160,678            $  1.02
            Effect of dilutive securities:
              Stock options                             -          338,544              (0.01)
                                                ---------       ----------            -------
            Diluted net earnings per share      $  34,899       34,499,222            $  1.01
                                                ---------       ----------            -------

            Year ended December 31, 2003         Earnings         Shares         Per share amount
            ------------------------------      ---------       ----------       ----------------
            Basic net earnings per share        $  36,594       33,795,978            $  1.08
            Effect of dilutive securities:
              Stock options                             _          341,574              (0.01)
                                                ---------       ----------            -------
            Diluted net earnings per share      $  36,594       34,137,552            $  1.07
                                                ---------       ----------            -------

            Year ended December 31, 2002         Earnings         Shares         Per share amount
            ------------------------------      ---------       ----------       ----------------
            Basic net earnings per share        $  28,371       33,586,404            $  0.84
            Effect of dilutive securities:
             Stock options                              -          244,444                  -
                                                ---------       ----------            -------
            Diluted net earnings per share      $  28,371       33,830,848            $  0.84
                                                ---------       ----------            -------

                            RITCHIE BROS. AUCTIONEERS
                                2004 AnnualReport

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Tabular dollar amounts expressed in thousands of United States
                  Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

8.    SEGMENTED INFORMATION:

      The Company's principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.

      The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

                                     United States   Canada      Europe      Other      Combined
                                     -------------   ------      ------      -----      --------
      Year ended December 31, 2004:

        Auction revenues               $104,618     $ 36,258    $ 26,988    $ 14,393    $182,257
        Capital assets and goodwill     145,208       78,354      26,048      14,513     264,123

      Year ended December 31, 2003:

        Auction revenues               $ 92,273     $ 30,752    $ 21,262    $ 17,255    $161,542
        Capital assets and goodwill     136,624       72,277      24,086      13,061     246,048

      Year ended December 31, 2002:

        Auction revenues               $ 84,348     $ 17,650    $ 15,678    $ 15,876    $133,552
        Capital assets and goodwill     135,921       60,177      20,189      11,559     227,846

9.    INCOME TAXES:

      Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's results of operations as follows:

                                                                    2004       2003        2002
                                                                  --------   --------   --------
      Statutory federal and state tax rate in the United States         40%        40%        40%
                                                                  --------   --------   --------
      Expected income tax expense                                 $ 23,298   $ 21,077   $ 15,611
      Differences:
        Earnings taxed in low rate jurisdictions                    (3,014)    (4,806)    (5,175)
        Realized foreign exchange gain                               2,106          -          -
        Other                                                          957       (172)       220
                                                                  --------   --------   --------
      Actual income tax expense                                   $ 23,347   $ 16,099   $ 10,656
                                                                  ========   ========   ========

      Future income tax assets and liabilities are as follows:

                                                2004      2003
                                               -------   ------
      Future income tax assets (liabilities)
        Working capital                        $   496   $  354
        Capital assets                             680      513
        Stock-based compensation                   277      251
        Unused tax losses                        1,326    1,070
        Other                                    1,407      926
                                               -------   ------
        Total future income Tax assets           4,186    3,114
        Valuation allowance                       (168)    (168)
                                               -------   ------
        Net future income tax assets             4,018    2,946
                                               -------   ------

      Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:

        Capital assets                                 (3,754)     (1,328)
        Goodwill                                       (3,555)     (4,319)
        Other                                          (2,572)     (1,833)
                                                     --------     -------
        Total future income tax liabilities            (9,881)     (7,480)
                                                     --------     -------

        Net future income tax liability                (5,863)     (4,534)
        Net current future income tax asset               496         354
                                                     --------     -------
        Net non-current future income tax liability  $ (6,359)    $(4,888)
                                                     --------     -------

                            RITCHIE BR0S. AUCTIONEERS
                               2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Tabular dollar amounts expressed in thousands of United States
                  Dollars, except share and per share amounts)

                  Years ended December 31, 2004, 2003 and 2002

10.   COMMITMENTS AND CONTINGENCIES:

      (a)   Operating leases:

            The Company is party to certain operating leases. These operating leases relate to auction sites and offices located in the United Arab Emirates, Mexico, the United States, Canada, Australia, China and Singapore. The future minimum lease payments as at December 31,2004 are approximately as follows:

            2005                                                 $     1,330
            2006                                                       1,080
            2007                                                         519
            2008                                                         483
            2009                                                         242
            Thereafter                                                     -
                                                                 -----------

            Total rent expenses in respect of these leases for the year ended December 31, 2004 was $1,406,000 (2003 - $1,304,000; 2002 -
            $1,069,000).

      (b)   Contingencies:

            Certain of the Company's operating leases for auction sites contain clauses that require the Company to return the auction site to the state and condition in which it was at the inception of the lease if the Company terminates the lease or does not renew it at the end of the lease term. The occurrence and amount of the potential liability for these site restoration costs is not determinable at the date of these financial statements.

            The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company's financial position or results of operations.

            In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment. At December 31, 2004 the Company had outstanding guarantees under contract totaling $6,203,000 (undiscounted and before estimated proceeds from sale at auction) for industrial equipment to be sold prior to March 31,2005 (December 31, 2003 - $5,650,000). The Company also had guarantees under contract totaling $14,726,000 relating to agricultural sales to be held prior to June 16, 2005 (December 31, 2003 - $4,136,000). The Company has not recorded a liability with respect to these guarantee contracts.

11.   TRANSACTIONS WITH RELATED PARTIES:

      During the year ended December 31, 2004, the Company paid $758,000 (2003 - $597,000; 2002 - $537,000) to a company controlled by the Chairman of the Company's Board of Directors. The costs were incurred pursuant to agreements, approved by the Company's Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company's customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company believes that the terms of the agreements were at least as favorable as could have been obtained from an independent third party. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

12.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

      The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2004, 2003 and 2002, net earnings in accordance with Canadian GAAP was not significantly different from net earnings had they been presented in accordance with United States GAAP.

      US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

                                                                                  2004         2003          2002
                                                                               ---------    ---------    -----------
      Net earnings in accordance with Canadian and United States GAAP          $  34,899    $  36,594    $    28,371
      Other comprehensive income:
        Foreign currency translation adjustment                                    8,795       17,180          4,391
                                                                               ---------    ---------    -----------
      Comprehensive income in accordance with United States GAAP               $  43,694    $  53,774    $    32,762
                                                                               =========    =========    ===========

      Accumulated other comprehensive income (loss), which under United states GAAP is Presented as a separete component of shareholder's equity, is comprised of the following:

                                                                                 2004          2003        2002
                                                                               ---------    ---------    ----------
      Foreign currency translation adjustment:
        Balance, beginning of year                                             $  12,727    $  (4,453)    $  (8,844)

      Current period change                                                        8,795       17,180         4,391
                                                                               ---------    ---------     ---------
      Balance, end of year                                                     $  21,522    $  12,727     $  (4,453)
                                                                               =========    =========     =========

                            RICHIE BROS. AUCTIONEERS
                               2004 Annual Report

                           SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                    Gross
                   Auction         Auction             Net               Net Earnings Per Share(6)    Closing(6)
2004                Sales         Revenues          Earnings              Basic        Diluted       Stock Price
----------------------------------------------------------------------------------------------------------------
1st quarter   $      378,642    $    37,670    $       6,590           $    0.19      $  0,19        $     28.10
2nd quarter          553,776         55,996           15,164                0.44         0.44              29.11
3rd quarter          307,188         31,449            1,810(1)             0.05(1)      0.05(1)           30.65
4th quarter          549,796         57,142           11,335(1)             0.34(1)      0.33(1)           33.06
              -------------------------------------------------------------------------------
              $    1,789,402    $   182,257    $      34,899(1)(2)     $    1.02(1)   $  1.01(1)
              ===============================================================================

                   Gross
                  Auction          Auction             Net               Net Earnings per Share        Closing
2003               Sales          Revenues          Earnings              Basic        Diluted       Stock Price
----------------------------------------------------------------------------------------------------------------
1st quarter   $      341,475    $    36,381     $      8,575           $    0.25      $  0.25        $     15.86
2nd quarter          462,979         47,657           12,881                0.38         0.38              19.26
3rd quarter          277,332         29,785            2,721                0.08         0.08              20.73
4th quarter          477,107         47,719           12,417                0.37         0.36              26.55
              -------------------------------------------------------------------------------
              $    1,559,393    $   161,542     $     36,594(2)        $    1,08      $  1.07
              ===============================================================================

                    Gross
                   Auction         Auction             Net               Net Earnings per Share        Closing
2002                Sales         Revenues          Earnings              Basic        Diluted       Stock Price
----------------------------------------------------------------------------------------------------------------
1st quarter   $      293,208    $    29,317     $      5,363           $    0.16      $  0.16        $     13.58
2nd quarter          414,056         38,864           10,775(3)             0.32(3)      0.32(3)           15.61
3rd quarter          208,071         20,991            1,111                0.03         0.03              14.90
4rh quarter          460,871         44,380           11,122                0.33         0.33              16.18
              -------------------------------------------------------------------------------
              $    1,376,206    $   133,552     $     28,371(4)        $    0.84      $  0.84
              ===============================================================================

                   Gross
                  Auction          Auction             Net               Net Earnings per Share        Closing
2001               Sales          Revenues          Earnings              Basic        Diluted       Stock Price
----------------------------------------------------------------------------------------------------------------
1st quarter   $      289,724    $    25,445     $      3,062           $    0.09      $  0.09        $     11.75
2nd Quarter          373,990         35,025            6,351(5)             0.19(5)      0.19(5)           13.75
3rd quarter          179,294         16,851             (955)              (0.03)       (0.03)             12.43
4th quarter          447,889         39,670           11,596                0.35         0.34              12.44
              -------------------------------------------------------------------------------
              $    1,290,897    $   116,991     $     20,054(4)(5)     $    0.60(5)   $  0.59(5)
              ===============================================================================

                   Gross
                  Auction          Auction             Net               Net Earnings per Share        Closing
2000               Sales          Revenues          Earnings              Basic        Diluted       Stock Price
----------------------------------------------------------------------------------------------------------------
1st quarter   $      289,928    $    26,769     $      3,609           $    0.11      $  0.11        $     12.75
2nd quarter          353,354         29,570            6,109                0.18         0.18              11.97
3rd quarter          231,550         21,554            1,503                0.04         0.04              10.69
4th quarter          358,142         28,232            5,984                0.18         0.18              10.38
              -------------------------------------------------------------------------------
              $    1,232,974    $   106,125     $     17,205(6)        $    0.51      $  0.51
              ===============================================================================

(1) Excluding the impact of $2.1 million in income taxes in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004, net earnings for the third quarter of 2004 would have been $2.7 million ($0.08 per share, basic and diluted), net earnings for the fourth quarter of 2004 would have been $12.6 million ($0.37 per basic share and $0.36 per diluted share) and net earnings for the full year in 2004 would have been $37.0 million ($1.08 per basic share and $1.07 per diluted share).

(2) The Company recorded stock-based compensation expense of $1.5 million ($1.0 million net of income taxes) in 2004 and $1.0 million ($0.9 million net of income taxes) in 2003 relating to the prospective adoption of the new stock-based compensation accounting policy on January 1, 2003.

(3) Net earnings for the second quarter of 2002 include non-recurring income of $0.8 million or $0.02 per share.

(4) The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements. The amortization expense in prior years was $1.7 million in 2001 and $1.7 million in 2000.

(5) Excluding the impact of $2.0 million in withholding taxes paid on an intercompany dividend in the second quarter of 2001, net earnings for the quarter would have been $8.4 million ($0.25 per share, basic or diluted) and net earnings for the full year would have been $22.1 million ($0.66 per basic share, $0.65 per diluted share).

(6) The Company's common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                      SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States dollars, except per share data)

Years ended December 31,                     2004              2003              2002               2001              2000
--------------------------------        -------------     -------------     --------------     -------------     -------------
GROSS AUCTION SALES (UNAUDITED)         $   1,789,402     $   1,559,393     $    1,376,206     $   1,290,897     $   1,232,974
                                        =============     =============     ==============     =============     =============
STATEMENT OF OPERATIONS DATA:
    Auction revenues                    $     182,257     $     161,542     $      133,552     $     116,991     $     106,125
    Direct expenses                           (23,472)          (22,099)           (19,684)          (18,861)          (17,936)
                                        -------------     -------------     --------------     -------------     -------------
                                              158,785           139,443            113,868            98,130            88,189

    Depreciation and amortization             112,708)          (11,773)            (9,208)(2)        (9,076)(2)        (7,761)(2)
    General and administrative                (85,667)(1)       (71,265)(1)        (63,786)          (56,517)          (52,942)
                                        -------------     -------------     --------------     -------------     -------------
    Earnings from operations                   60,415            56,405             40,874            32,537            27,486
    Interest expense                           (3,217)           (4,772)            (4,302)           (4,024)           (3,378)
    Other income                                1,053             1,060              2,455(3)          1,409             1,252
                                        -------------     -------------     --------------     -------------     -------------
    Earnings before income taxes               58,246            52,693             39,027            29,922            25,360
    Income taxes                              (23,347)(4)       (16,099)           (10,656)           (9,868)(4)        (8,155)
                                        -------------     -------------     --------------     -------------     -------------
    Net earnings                        $      34,899     $     36, 594     $       28,371     $      20,054     $      17,205
                                        =============     =============     ==============     =============     =============
    Net earnings per share-diluted(5)   $        1.01     $        1.07     $         0.84     $        0.59     $        0.51
                                        =============     =============     ==============     =============     =============

BALANCE SHEET DATA (END OF YEAR):
    Working capital (including cash)    $      36,871     $      35,700     $       25,443     $      19,279     $      30,857
    Total assets                              442,409           413,362            329,136           275,543           268,353
    long-term debt                             10,792            27,350             62,612            61,217            57,821
    Total shareholders' equity                289,264           252,779            199,374           165,933           148,764

SELECTED OPERATING DATA (UNAUDITED):
    Auction revenues as percentage
       of gross auction sales                   10.19%            10.36%              9.70%             9.06%             8.61%
    Number of consignors                       24,868            23,480             20,919            19,196            18,177
    Number of bidders                         202,571           181,039            156,010           139,339           122,154
    Number of buyers                           58,858            55,946             50,126            46,647            41,940
    Number of permanent
       auction sites (end of year)                 22                22                 22                21                20
                                        -------------     -------------     --------------     -------------     -------------

(1) General and administrative expenses in 2003 include stock-based compensation expense of $1.0 million ($0.9 million net of income taxes, or $0.03 per diluted share) relating to the prospective adoption of the stock-based compensation accounting policy. The Company adopted the fair value method of accounting effective January 1, 2003. Stock-based compensation expense in 2004 was $1.5 million ($1.0 million net of income taxes).

(2) The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements. The amortization expense in prior years was $1.7 million in 2001 and $1.7 million in 2000.

(3)   Other income in 2002 includes $1.0 million of non-recurring income.

(4) 2004 income tax expense includes $2.1 million relating to realized foreign exchange gains at the subsidiary level on certain term debt that came due in 2004, which is not expected to recur in future periods. 2001 income tax expense includes a charge of $2.0 million for withholding taxes paid on an intercompany dividend.

(5) The Company's common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split.

                           RILTCHIE BROS, AUCTIONEERS
                               2004 Annual Report

                                    [PHOTO]

BOARD OF DIRECTORS

Eric Patel

C. Russell Cmolik

Peter J. Blake

Charles E. Croft

David E. Ritchie
CHAIRMAN

Beverley A. Briscoe

G. Edward Moul

                                    [PHOTO]

TORONTO STOCK EXCHANGE
LISTING CEREMONY

Robert S. Armstrong
VICE PRESIDENT FINANCE, CHIEF FINANCIAL OFFICER,
CORPORATE SECRETARY

David E. Ritchie
CHAIRMAN

Peter J. Blake
CHIEF EXECUTIVE OFFICER

Sylvain Touchette
VICE PRESIDENT EASTERN CANADA DIVISION

Jeremy M.T. Black
SENIOR MANAGER, FINANCE

                            RITCHIE BROS. AUCTIONEERS
                               2004 Annual Report

                             SHAREHOLDER INFORMATION

ADDRESS

Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC
Canada, V6X4G5
Telephone:                      604.273.7564
Canada (toll-free)              1.800.663.1739
USA (toll-free)                 1.800.663.8457
Facsimile:                      604.273.6873
Website:                        www.rbauction.com

BOARD OF DIRECTORS

David E.Ritchie                 Chairman

Peter J. Blake                  Director & Chief Executive Officer

C. Russell Cmolik               Director

Charles E. Croft                Director

G. Edward Moul                  Director

Eric Patel                      Director

Beverley A. Briscoe             Director

Mr. Moul serves as Lead Independent Director. Shareholders wishing to speak to the Lead Independent Director should call 604.233.6153 or send an email to leaddirector@rbauction.com.

MANAGEMENT ADVISORY COMMITTEE

Peter J. Blake*                 Chief Executive Officer

Robert S. Armstrong             VP - Finance & Chief Financial Officer;
                                Corporate Secretary

C. Michael Battistel            VP - Information Technology; Chief Information
                                Officer

Scott L. Forke                  VP - Central Division

Robert K. Mackay*               Executive VP

Michael J. Murray               VP - Northwest Division

David D. Nicholson              VP - South Central, Mexico and South America
                                Divisions

Victor E. Pospiech              VP - Human Resources & Administration

C. Denis Prevost                VP - National Accounts

Michael G. Ritchie              VP - Western Canada Division

Roger W. Rummel*                Senior VP

J. Dean Siddle                  VP - Senior Valuation Analyst

Steven Simpson                  VP - Southwest Division

R. Clay Tippett                 VP - Marketing & Customer Relations

Sylvain M. Touchette            VP - Eastern Canada Division

Guylain Turgeon                 Managing Director-European Operations

Randall J. Wall*                President & Chief Operating Officer

Robert K. Whitsit *             Senior VP - Southeast and Northeast Divisions

* Member of Executive Committee

CORPORATE GOVERNANCE

Corporate governance information, including the Company's Report on Corporate Governance, which is included in the Company's Information Circular, is available on the Company's website at www.rbauction.com.

INVESTOR RELATIONS

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

  Investor Relations Department
  Ritchie Bros. Auctioneers
  6500 River Road
  Richmond, BC
  Canada,V6X 4G5
  Telephone:                    604.273.7564
  Canada (toll-free)            1.800.663.1739
  USA (toll-free)               1.800.663.8457
  Facsimile:                    604.273.2405
  Email:                        ir@rbauction.com

Copies of the Company's filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the Internet at www.rbauction.com.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company's shareholders will be held at 11am on Friday April 15, 2005 at the Best Western Richmond Hotel, 7551 Westminster Highway, Richmond, BC V6X 1A3.

STOCK EXCHANGES

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol "RBA".

TRANSFER AGENT

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

  Computershare Trust Company of Canada
  510 Burrard Street
  2nd Floor
  Vancouver, British Columbia
  Canada V6C 3B9
  Telephone:                    604.661.0226
  Canada and USA (toll-free):   1.800.564.6253
  Facsimile:                    604.661.9401
  Facsimile (toll-free):        1.800.249.7775
  Email:                        kimwong@computershare.com
  Self-service                  www.computershare.com

Co-agent in the United States:
Computershare Trust Company of New York
New York, NY

AUDITORS

KPMG LLP
Vancouver, Canada

                                  AUCTION SITES

                                  [CANADA MAP]

                             VANCOUVER, BC (1)
    Tel+1.604.580.0166 Fax +1.604.580.1245

                         PRINCE GEORGE, BC (2)
    Tel+1.250.963.8491 Fax +1.250.963.8135

                        GRANDE PRAIRIE, AB (3)
    Tel+1.780.538.1100 Fax +1.780.539.7230

                              EDMONTON, AB (4)
    Tel+1.780.955.2486 Fax +1.780.955.2662

                               TORONTO, ON (5)
    Tel+1.905.857.2422 Fax +1.905.857.5195

                              MONTREAL, QC (6)
    Tel+1.450.464.2888 Fax +1.450.464.4460

                                  TRURA,NS (7)
    Tel+1.902.895.3700 Fax +1.902.662.2272

                                    [USA MAP]

                                OLYMPIA,WA (8)
    Tel+1.360.956.1500 Fax +1.360.956.1508

                            SACRAMENTO, CA (9)
    Tel+1.530.724.3900 Fax +1.530.724.3270

                           LOS ANGELES, CA (10)
    Tel+1.951.940.9441 Fax +1.951.940.9442

                               PHOENIX, AZ (11)
    Tel+1.602.269.5631 Fax +1.602.269.5674

                           ALBUQUERQUE, NM (12)
    Tel+1.505.836.0738 Fax +1.505.839.2070

                                DENVER, CO (13)
    Tel+1.303.659.3962 Fax +1.303.659.2902

                            FORT WORTH, TX (14)
    Tel+1.817.237.6544 Fax +1.817.238.9898

                               HOUSTON, TX (15)
    Tel+1.713.455.5200 Fax +1.713.455.5270

                           KANSAS CITY, MO (16)
    Tel+1.816.318.9159 Fax +1.816.318.9124

                           MINNEAPOLIS, MN (17)
    Tel+1.952.469.1700 Fax +1.952.469.1732

                               CHICAGO, IL (18)
    Tel+1.815.941.6400 Fax +1.815.942.8053

                               ATLANTA, GA (19)
    Tel+l.770.304.3355 Fax +1.770.304.3366

                           STATESVILLE, NC (20)
    Tel+1.704.873.6633 Fax +1.704.873.3394

                               ORLANDO, FL (21)
    Tel+1.863.420.9919 Fax +1.863.420.2447

                            NORTH EAST, MD (22)
    Tel+1.410.287.4330 Fax +1.410.287.4332

                                  [MEXICO MAP]

                               TOLUCA, MEX (23)
                      Tel+52.72.22.1129.22
                     Fax +52.72.22.1129.40

                         [SOUTH EAST ASIA MAP]

                                 SINGAPORE (24)
        Tel+65.6477.9222 Fax +65.6477.9233

                                  [EUROPE MAP]

                             MOERDIJK, NLD (25)
 Tel +31.168.39.22.00 Fax +31.168.39.22.50

                             VALENCIA, ESP (26)
 Tel +34.962.69.85.00 Fax +34.962.67.35.65

                             [MIDDLE EAST MAP]

                                DUBAI, UAE (27)
    Tel+971.4.883.8398 Fax +971.4.883.8495

                               [AUSTRALIA MAP]

                           GOLD COAST, QLD (28)
   Tel +61.7.3382.4444 Fax +61.7.3382.4433

                            MELBOURNE, VIC (29)
   Tel +61.3.9369.7322 Fax +61.3.9369.7344

                              [RITCHIE BROS. LOGO]

Ritchie Bros. Auctioneers

6500 River Road
Richmond, BC
Canada V6X 4G5

Tel: 604.273.7564
Fax: 604.273.6873

WWW.RBAUCTION.COM